United States
                      Securities and Exchange Commission
                            Washington, D.C. 20549


                                  FORM 10-SB
                                Amendment No. 1
                                ---------------

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                 Print Data Corp.
                ----------------------------------------------
                (Name of Small Business Issuer in its charter)

                                    Delaware
                        -------------------------------
                        (State or other jurisdiction of
                         incorporation or organization)

                                   16-1642709
                               -------------------
                                (I.R.S. Employer
                               Identification No.)

                  43 New Brunswick Avenue, Hopelawn, New Jersey
                  ---------------------------------------------
                     (Address of principal executive offices)

                                      08861
                                   ----------
                                   (Zip Code)

Issuer's telephone number, (732) 826-0800
                           --------------

Securities to be registered under Section 12(b) of the Act:

                              Title of each class

                   Name of each exchange on which registered

Securities to be registered under Section 12(g) of the Act:

                        Common Stock, $0.001 Par Value
                        ------------------------------
                               (Title of class)


                               (Title of class)

              INFORMATION REQUIRED IN REGISTRATION STATEMENT



Item 1.   DESCRIPTION OF BUSINESS

	Forward-Looking Statements

	This registration statement contains statements that plan for or anticipate the future. Forward-looking statements include statements about the future of the information supply industry, statements about our future business plans and strategies, and most other statements that are not historical in nature. In this registration statement, forward-looking statements are generally identified by the words "anticipate", "plan", "believe", "expect", "estimate", and the like. Because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied. For example, a few of the uncertainties that could affect the accuracy of forward-looking statements, besides the specific factors identified herein, include:

        1. Changes in general economic and business conditions affecting the information supply industry;
        2.      Our costs in the pricing of our supplies and services;
        3.      The level of demand for our supplies and services;
        4.      Changes in our business strategies; and
        5.      Federal, state and local regulations.

	Business Development

	Print Data Corp. (the "Company") was incorporated under the laws of the State of Delaware on September 17, 2002. The Company's predecessor, Print Data Corp. ("Historic Print Data") was incorporated under the laws of the State of Delaware on August 15, 1984 as a business forms distributor, which eventually grew and expanded its customer base and product lines, making it a dependable supplying source for all office and computer environment supply needs. For almost 20 years, Print Data Corp. has been a nationwide source for 30,000+ products, including printing services, paper, and all supplies used in a computer and office environment. Its revenues for the fiscal years ending 2000 and 2001 were $4,505,260 and $4,587,243, respectively, and for the fiscal year ending 2002, management expects its revenues to approximate $4,500,000.

	In order to effectuate its desire to become a publicly traded corporation, in September 2001, Historic Print Data merged with Odyssey Capital Group, Ltd., a Nevada Corporation ("Odyssey"), whereby all of the issued and outstanding shares of Historic Print Data stock were acquired by means of a merger of Historic Print Data into Odyssey, with Odyssey as the surviving corporation. Historic Print Data effectively disappeared. In connection with this merger, Articles of Merger were filed in September 2001 with the Nevada Department of State; however, due to oversight, the Certificate of Merger was not filed until August 2002 with the Delaware Department of State. Odyssey's Nevada certificate of incorporation remained as the surviving corporation's certificate of incorporation, and as part of the merger transaction, Odyssey amended its certificate of incorporation to change its name to Print Data Corp. For accounting purposes the acquisition was treated as a recapitalization of Historic Print Data with Historic Print Data as the acquirer (reverse acquisition). At the time of the merger transaction, Odyssey was a shell corporation conducting virtually no business operation, other than its efforts to seek merger partners or acquisition candidates. Its capitalization consisted of 1,818,532 shares of common stock issued and outstanding. Shareholders of Historic Print Data received 7,500,000 shares of Odyssey common stock and 642,576 shares of Odyssey preferred stock (convertible into 3,212,880 shares of common stock). Concurrently, an additional 790,000 shares of preferred stock (convertible into 3,950,000 shares of common stock) was issued to certain advisors and consultants as part of the plan of merger.

	Odyssey was originally incorporated as Dayton Filmcorp. under the laws of the State of Nevada in June of 1987. In August of 1987, World Energy Solar Technology Corp., a Utah corporation, merged into Dayton Filmcorp, whereby Dayton Filmcorp was the surviving corporation. In
1994, Dayton Filmcorp changed its name to Universal Marketing and Entertainment, Inc. In 1998, it reverse split its stock 1 for 20. In May of 2001, Universal Marketing and Entertainment, Inc. changed its name to Odyssey Capital Group, Ltd., and reverse split its stock 1 for
5. Finally, as discussed above, in September, 2001, Odyssey merged with Historic Print Data, whereby Odyssey was the surviving corporation; and Odyssey changed its name to Print Data Corp., a Nevada corporation ("Print Data Nevada").

	On October 11, 2002, Print Data Nevada restructured its entire capital structure whereby it reverse split its common stock 1 for 20 and its preferred stock 1 for 500; and, in order to change its state of incorporation from Nevada to Delaware, Print Data Nevada, merged into its newly formed subsidiary Print Data Corp., a Delaware corporation (the "Company"). Pursuant to the plan of merger, all of the issued and outstanding shares of Print Data Nevada stock were acquired by means of a merger of Print Data Nevada into the Company, with the Company as the surviving corporation. Print Data Nevada effectively disappeared. The Company's certificate of incorporation remained as the surviving corporation's certificate of incorporation. Pursuant to the plan of merger, each share of common stock of Print Data Nevada was converted into one share of common stock of the Company and each share of preferred stock of Print Data Nevada was converted into 5 shares of common stock of the Company.

	Our Business Operations


        Print Data Corp. ("Print Data" "we" "our" "us" or the "Company") is a full-service distributor of information supplies that services small-and-large-sized businesses and institutions. We offer our customers a full range of information supplies, including traditional office supplies; office furniture; computer fax and printing supplies and accessories; business machines, copiers and office equipment; business forms, paper and full service printing capabilities; data management supplies and service; creative and administrative services; premium incentives, advertising specialty and promotional products; and binders, folders, indexes and boxes. Print Data distributes more than 30,000+ products to its customers in the U.S. We curently service our clients through our sales and distribution centers located in central New Jersey, Long Island, New York and Wilmington Delaware. Our customers are primarily located in the New York Tri-state area and the greater Philadelphia and Delaware areas; but, we sell and deliver all of our products to customers nationwide.

	Print Data has developed and implemented an integrated full-service approach to serving the information supply needs of its customers. We offer our clients, without additional charge, use of one of our fully insured modern warehouses located in central New Jersey or Wilmington, Delaware, and we can deliver 24 hours a day, 365 days a year, even on New Years Day. The long standing supplier relationships that we have developed over the years allow us to fulfill our customer guarantee of "What you want. When you want it...at the price you want to pay."
and our combined years of business and industry knowledge give us the experience needed to fulfill our customers every requirement. Print Data's motto is "We Sell Peace of Mind!"


	Our Growth Strategies

	Print Data's growth strategy is to increase its business by:

        1. Expanding the scope of our operations, primarily through acquisitions of comparable information supply distributors in major U.S. metropolitan markets;

        2.      Focusing our sales efforts on broadening our customer base;
                and

        3. Increasing sales of products and services to existing customers by effective utilization of value-added services offered by our Company.

          Growth Through Acquisitions
          ---------------------------


	Our Company's long-term strategy is to expand our operations through selective acquisitions of established, quality, comparably sized information supply distributors in order to create cost savings (through reduced administrative expenses as a percentage of sales and additional purchasing power) and increase sales and total profitability. In particular, we intend to seek out target companies that will enhance Print Data's weaker product lines. Target companies with strong product lines in premium incentives, envelope conversion and printing, and blank paper merchandising with direct paper mill purchasing capabilities are of particular interest to our Company. Additionally, since we do not have a depth of managerial personnel, target companies with strong management personnel will also be of particular interest to our Company.


	We generally expect to retain existing senior management of acquired companies with experience in local market conditions and customer needs, whenever possible, and to have centralized administrative functions, merchandising, purchasing and systems development to achieve cost savings through economies of scale. The integration of acquired businesses may, however, lead to the loss of key employees of the acquired companies and diversion of management attention from other ongoing business concerns.

	We may not be able to complete targeted acquisitions because of competition, price or the availability of suitable candidates. We anticipate significant future acquisition funding, to the extent required, will necessitate obtaining additional debt and/or equity capital resources, which may not be available. In addition, we will encounter various risks with each acquisition, including the possible inability to integrate the acquired business into our distribution network, diversion of management's attention from current operations, and unanticipated problems, costs, or liabilities, some or all of which could have a material adverse effect on the operations and financial performance of our Company. See "Management's Discussion and Analysis or Plan of Operation".

          Growth Through Broadening Our Customer Base
          -------------------------------------------

        Management believes that many of its larger customers are seeking to control overhead and reduce the total cost of their information supply needs while demanding a significantly broader range of products and services. Many of these customers are also reducing the number of suppliers with whom they do business. We view these changing market conditions as a major opportunity to obtain new customers. We will seek to attract new customers by combining a dedication to technology solutions with high levels of customer responsiveness and flexibility. Specifically, we intend to:

        1. Expand our sales force beyond the six outside salespeople we currently have. We recently opened our third sales office, which is located on Long Island in Ronkonkoma, New York;

        2. Continue to train our sales force to focus on the increasingly complex needs of our customers; and

        3. Expand our product and service offerings to meet the changing needs of our customers.


          Growth Through Expanding Products and Services Offered to Existing Customers
          ---------------------------------------------------------

	Management believes there are significant opportunities to increase sales of both products and services to existing customers, particularly by increasing customers' utilization of the value-added services offered by our Company, such as stockless delivery, electronic commerce, and custom billing.


	Print Data works with its larger customers to develop an "outsourcing" approach by providing value-added services to reduce customers' costs associated with information supplies. For example, customers may rely entirely on Print Data to deliver office products when and as needed by the customers' employees, resulting in a "stockless supply" system. The customers completely eliminate their inventory of office products, storage facilities for office products and all related personnel and administrative requirements. Additionally, Print Data offers a "total systems service", which is comprised of an overall evaluation of a customer's product use.
Print data is presently attempting to emphasize this valuable service to its current customer base.


	Print Data offers a variety of leading-edge electronic commerce solutions to meet the needs of its customers. We currently provide customers with secure Internet purchasing platforms and customized customer-specific secure web sites designed to decrease response times and error rates and improve customer service. Additionally, we offer our customers access to our entire selection of information supplies through Print Data's electronic commerce systems.

	Our Products and Services

	Print Data offers its customers a full range of information supplies, including traditional office supplies; office furniture; computer fax and printing supplies and accessories; business machines, copiers and office equipment; business forms, paper and full service printing capabilities; data management supplies and service; creative and administrative services; premium incentives, advertising specialty and promotional products; and binders, folders, indexes and boxes.

Print Data's 30,000+ product line enables us to provide our customers with immediate access to a broad range of products. Additionally, we provide a wide variety of customized value-added services to our customers, which are designed to reduce the customer's total overall cost of managing its information supply needs.


          Office Supplies/Computer, Fax & Printing Supplies
          -------------------------------------------------

	We provide our customers access to one of the broadest available selections of office supplies. Products include paper, writing instruments, mailroom supplies, filing supplies, organizers, desktop accessories, business forms, binders, tape, printed products, staplers and other fastening products, and consumable items.

	We also sell a variety of consumable computer supplies and accessories, such as computer workstations (desks, hutches, mobile stations, mobile LAN stations, printer stands, systems furniture) desk organizers; files; lecterns; literature organizers; lockers; panel systems; safes; tables; and other accessories.

          Office Furniture
          ----------------

	We sell a comprehensive line of "catalog furniture," which is a term used generally to describe low-and mid-priced desks, chairs, file cabinets and other office furniture that is included in the Company's catalogs and generally sold from stock on a piece basis. We also offer executive furniture and modular office systems. To complement office furniture, we sell a broad range of ergonomic products designed to enhance worker comfort, safety and productivity.

          Business Machines
          -----------------

	We sell a variety of business machines, including copiers; fax machines; calculators; printers; scanners; zip drives; label makers; shredders; binding machines; tape recertifiers; laminators; adaptors; folders; and decollators.

          Business Forms, Paper & Full Service Printing Capabilities
          ----------------------------------------------------------

	We offer customized forms management services to reduce the customer's indirect costs for maintaining forms. Print Data works directly with third-party, trade printers to arrange for the supply of such forms to its customers, allowing a customer to reduce its storage and personnel requirements. We also provide customized printing services for our customers for products such as business cards and company stationery.

          Binders, Folders, Indexes and Boxes
          -----------------------------------

	We sell a variety of both stock and custom presentation folders; notebooks; tabs (alpha/numeric); video/audio/cd's; software packaging; and portfolios.

          Data Management Supplies & Services/Creative and
          Administrative Services
          ------------------------------------------------

	We offer laser/impact printing; diskette conversion/duplication; 3480/90 conversion; 3420/80/90 tape duplication; programming;
presorting (domestic/foreign); computer time-data distribution;
digitizing-bar coding; and parallel micrographics generation.

	Additionally, we offer Mac/IBM media to film conversion; forms design-systems analysis; forms management-inventory control;
warehousing; distributing; complete mailing services; fulfillment services; and a complete knowledge of domestic and international postal regulations.

          Premium Incentives
          ------------------

	We sell numerous advertising specialty and promotional products, all of which may be personalized with the customer's logo and/or name. These items include, among other things, customized gift products; umbrellas; tee shirts; key rings; golf balls; paper weights;
pens/pencils; tote bags; calendars; jackets; and cube pads.

	How We Market Our Products and Services

          Overview
          --------

	Print Data's marketing strategy is designed to increase its customer base of medium-and large-sized businesses and institutions located within the New York Tri-state area and greater Philadelphia and Delaware areas. We flexibly and responsively demonstrate to customers and potential customers that the total overall cost of managing their information supply needs can be reduced by focusing on process cost reduction. We work with customers to simplify and reduce the costs of the information supply procurement process by providing services such as both electronic and paper requisition forms. We have implemented customer specific secure purchasing platforms and custom web site locations, which enables us to establish common product and pricing data. As a result, we can provide customers with consolidated reports, billing and other useful customer information as well as serve as the foundation for the development of additional common customer service and operating systems. Our marketing philosophy is to provide the customer what is wanted, when it is wanted, as effortlessly as possible.


	We market our products and services to customers through a local dedicated sales force using full-color catalogs of our product and service offerings. Some of the information supplies offered in these main catalogs are kept in stock at our distribution centers; however, we enjoy a favorable relationship with many of our suppliers so that items not in stock can be delivered to a customer on a next-day basis, which enables us to better manage our inventory levels. Together, Print Data's local sales force and catalogs are key elements of its marketing strategy.

          Sales Force
          -----------

	Print Data utilizes a variety of sales approaches tailored to the specific needs of its customers. The majority of our sales are conducted through a sales force consisting of five outside salespeople, two of which are also in management. Management salespersons are paid a fixed, non-commissioned based salary, while non-management salespersons are paid on a weekly draw against a monthly commission. The commission rate varies within the group and is based on the gross profit of their sales. We service all of our customers through our sales personnel and customer service representatives.

	Our sales force is trained to assist our customers with the implementation of a comprehensive information supply procurement system, which includes the supply of office products as well as the provision of customized services, such as customized web sites. Management is committed to provide training for its sales force, with the objective of enabling sales personnel to educate customers as to the total overall costs of managing their information supply needs and assisting customers in designing programs to minimize these costs.

          Catalogs
          --------

	We annually distribute a full-color catalog of our information supply offerings containing approximately 30,000+ products. The catalog contains a narrative and pictorial selling presentation, prices and a description of each item's uses and features, as well as descriptions of the services available to customers. The Company also produces other specialty catalogs for its marketing efforts, targeted to customers by size and/or type. We generally do not utilize newspaper, radio or other forms of mass media advertising.

	Our Customers


The Company's customers include Fortune 500 companies, financial institutions, non-manufacturing and manufacturing entities, as well as small businesses. Approximately 65% of our sales are derived through sales to Fortune 500 companies. Seven customers accounted for more than 57% of the Company's sales in 2001; and two of these customers accounted for more than 10% of the Company's sales in 2001. These customers were First Investors Corp., which accounted for approximately 19% of 2001 sales, and CDG (Civic Development Group), which accounted for approximately 21% of 2001 sales. While management believes that it enjoys a good relationship with these clients, the loss of any one of these clients or a reduction in the needs of such clients could adversely affect our financial condition.



	Purchasing

	Print Data purchases a large majority of its products in volume directly from manufacturers or major wholesalers, who deliver the merchandise directly to one of our local warehouses. We have developed longstanding relationships with our suppliers. To maximize our purchasing power, our purchasing strategy has been to establish preferred relations with certain suppliers with whom we can capitalize on purchasing economies. This "preferred supplier" strategy creates advantageous pricing relationships for our Company. Additionally, we have been able to return any unsold or obsolete information supplies inventory to our suppliers, resulting in minimal inventory write-offs;

however, we cannot assure you that our suppliers will continue to offer this return policy in the future.


	During the fiscal year ended December 31, 2001, Print Data purchased merchandise from over 50 suppliers in the United States. The largest supplier, Brenner Paper Products Co., Inc., accounted for approximately 12% of our total purchases, and the ten largest suppliers accounted for approximately 50% of total inventory purchases. Although a substantial portion of the Company's purchases are concentrated with a relatively small number of suppliers, we believe that alternative sources of supply are available for virtually every product we sell. We realize, however, that customer brand preference is an important factor in the purchase of certain office products, and that our competitive position is enhanced by the inclusion of popular brand name items. Print Data considers its relationship with all of its suppliers to be good, and we have not experienced any difficulty in sourcing our merchandise.


	Logistics

	Print Data receives orders primarily via the telephone. After a customer places an order, we create order fulfillment documents for those items in stock, which are routed to one of our warehouses for order fulfillment. At the same time, we transmit via telephone those portions of the orders not in stock to a designated supplier. Typically, suppliers ship customer orders directly to one of our warehouses to ensure that the right product will be delivered, undamaged, to the proper customer address. Only approximately 5% of our products are drop-shipped directly from the supplier or manufacturer. We have arrangements with various suppliers to receive products on a same-day basis. These items are combined with in-stock items to accommodate customer delivery requests. In 2001, the Company filled over 40% of customer orders for information supplies on either a same-day or next-day shipment basis, depending on the customer's specific needs. We use a combination of owned and leased vehicles and third-party services to deliver our information supplies.


        Print Data warehouses its customers' products and additionally provides them with 24 hour a day, 365 day a year delivery. This creates savings for the customer by reducing the need for storage facilities, personnel and capital investment in non-income producing inventory. In some cases, customers rely entirely on our Company to deliver office products when and as needed by the customer's employees, resulting in a "stockless supply" system whereby they completely eliminate their inventory of office products, storage facilities for office products and all related personnel and administrative requirements.


	Our Competition

	Print Data operates in a highly competitive environment which has resulted in pressure on gross profit levels for the past few years.
The principal competitive factors in the information supplies distribution industry are service, price, product quality and product offerings. Management believes that increasing industry-wide competition and price sensitivity of customers will continue to exert pressure on gross profit levels in the future.

	Our largest primary competitors are Moore Business Forms, GBS Corp., PROforma, and SFI. Our largest secondary competitors consist of Boise Cascade Office Products Corporation, Corporate Express, Inc., U.S. Office Products Company, BT Office Products International, Inc. and, to an extent, the office products distribution businesses of Office Depot, Inc., Office Max, Inc. and Staples, Inc. These businesses compete for, and sell office products to, many of the same customers as Print Data. Management believes that it competes favorably with these companies on the basis of its customized and value-added services and the price of its products.

	In the area of office products, our principal competitors are national office products distributors, traditional contract stationers, direct mail order companies, retail office products superstores, stationery stores, warehouse clubs, computer stores, and Internet-based merchandisers. With respect to medium- and large-sized businesses and other institutions, which truly represent our target market, management believes that existing customers and potential customers prefer to deal with value-added information supplies distributors, such as Print Data, which can provide the lowest total overall cost of managing their information supplies needs, high levels of service, convenience and rapid delivery.

	Most of our competitors have greater financial resources and purchasing power than we do and, particularly in certain instances, significant name recognition. In addition, we believe that the information supplies distribution industry will continue to consolidate over the next few years and, consequently become more competitive. We believe that increasing competition and heightened price sensitivity among customers have led to industry-wide pressure on gross margins, a trend which we expect will continue in the future. We cannot assure you that increased competition will not have an adverse effect on us.

	Our Facilities

	Our executive and business office headquarters consists of office space located at 43 New Brunswick Avenue, Hopelawn, New Jersey 08861.
Our mailing address is P.O. Box 349, Perth Amboy, New Jersey 08862. We coordinate our operations, market our services and maintain a warehouse from this facility. We also maintain office and warehouse space in Wilmington, Delaware. We believe our facilities are adequate for our reasonably foreseeable needs. See "Description of Property".

	Our Employees


        We presently employ a total of fourteen people, two of which are part-time, and four of which are independent contractors. Our employees work in management, administration, sales and marketing, warehousing and delivery. We consider our employee relations to be good, and none of our employees are represented by a labor union.

        Government Regulations That Affect Our Business


        Our business is not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations generally applicable to businesses, and we believe that we have complied with these laws and regulations in all material respects.


        Risk Factors That Affect Our Business

	The following risk factors are inherent to and affect our business. The number and nature of all possible risks related to our Company cannot be ascertained. Many kinds of unanticipated events and circumstances may preclude the achievement of our stated objectives, preclude positive operating results and/or result in a total loss of investment.

          Forward Looking Statements.
          ---------------------------

	This registration statement contains forward-looking statements. The words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may" and similar expressions are intended to identify forward-looking statements. Such statements reflect our Company's current views with respect to future events and financial performance and involve risks and uncertainties, including without limitation the risks described in this section "Risk Factors That Affect Our Business." Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, believed, expected, planned, intended, estimated, projected or otherwise indicated. The following risk factors should be carefully considered, in addition to the other information contained in this registration statement.

          Risks Related to Our Financial Condition
          ----------------------------------------

Our Quarterly Operating Results May Fluctuate Significantly in the Future as a Result of a Variety of Factors, Many of Which Are Outside of Our Control.

	Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include:

     1.      The changing demand for our products and services;
     2. Product shortages requiring suppliers to allocate minimum quantities;
     3. Changes in our pricing structure resulting from competition or other factors;
     4.      Effects of seasonality;
     5. Our ability to enter into, renegotiate or renew key agreements;
     6. The amount and timing of our costs related to our marketing efforts or other initiatives;
     7.      Costs we may incur as we expand our operations;
     8.      Competitive factors;
     9.      Delays associated with ground or air delivery companies; or
     10. Economic conditions specific to our industry, as well as general economic conditions.

	Therefore, our operating results for any particular quarter may not be indicative of future operating results.

	Our operating expenses are based on our expectations of future revenues and are relatively fixed in the short term. If we have lower revenues than we expect, we may not be able to quickly reduce our spending in response. In addition, we intend to significantly increase our operating expenses to grow our business. Any shortfall in our revenues would have a direct impact on our operating results for a particular quarter and these fluctuations could affect the future market price of our Common Stock in a manner unrelated to our long-term operating performance or prospects. See "Management's Discussion and Analysis or Plan of Operation" and "Financial Statements."


Our Inability to Increase Our Sales, Expand And Promote Growth, And To Effectively Monitor and Control Our Costs Could Prevent Us from
Operating Profitably In the Future.

	Our revenue growth and future profitability will depend on our ability to increase our sales, expand and promote growth, and to effectively monitor and control our costs. Our inability to do this could prevent us from operating profitably in the future. Furthermore, future operating results depend upon many factors, including general economic conditions, the level of our competition, successful implementation of our expansion plans, our ability to continue to attract and retain customers successfully, and potential acts of war or terrorism. See "Description of Business", "Management's Discussion and Analysis or Plan of Operation" and "Financial Statements".

Our Failure To Establish a Consistent, Adequate Revenue Base Could Prevent Our Business From Being Profitable or Generating Positive Cash Flow.

        We have incurred significant operating losses in the past.
Our failure to establish a consistent, adequate revenue base could prevent our business from being profitable or generating positive cash flow. Future losses are likely to occur in connection with our contemplated growth strategy, which could prevent us from ever attaining long term profitability. Future losses and negative cash flow may prevent our Company from pursuing its strategies for growth and may have a material adverse effect on our business. See "Description of Business", "Management's Discussion and Analysis or Plan of Operation" and "Financial Statements".


Our Capital Requirements in Connection with Our Growth Plans Will Be Significant, and to the Extent That Additional Capital Proves to Be Unavailable When Needed, Our Plans in this Regard May Be Materially and Adversely Affected.

	Our capital requirements in connection with our growth plans will be significant. We believe that net proceeds from future anticipated securities offerings, along with revenues realized from operations, should be sufficient to fund ongoing operations and our business plan. Notwithstanding, we cannot assure that any anticipated securities offering will be undertaken, and if undertaken, that it will be successful or that the proceeds derived therefrom, will be sufficient to fund our growth plans and meet our growth plan needs. We currently have no plans or arrangements with respect to the possible acquisition of additional financing which may be required to implement our growth plans. To the extent that such additional financing proves to be unavailable when needed, our plans in this regard may be materially and adversely affected. To the extent that we require additional financing, such additional financing (which, among other forms, could be derived from the public or private offering of securities or from the acquisition of debt through conventional bank financing), may not be available, due to, among other things, our Company not having sufficient (i) credit history; (ii) income stream; (iii) profit level;
(iv) asset base eligible to be collateralized; or (v) market for its securities. To the extent that we undertake such financing, or use capital stock as consideration, our stockholders will experience future ownership dilution. See "Management's Discussion and Analysis or Plan of Operation" and "Financial Statements".

          Risks Related to Our Business
          -----------------------------


Operating in Specialized Markets Exposes Us to Certain Unforeseen
Risks That Could Materially Adversely Affect Our Operating Results.

	Like any business enterprise operating in a specialized and competitive market, we are subject to many business risks which include, but are not limited to, unforeseen marketing and promotional expenses, unforeseen negative publicity and competition. For example, a decrease in sales in paper products and paper related services would have a material impact on our revenue and net income and would affect our long and short term liquidity. Many of the risks inherent in our business may be unforeseeable or beyond the control of management.
Our failure to successfully address such matters in a timely or effective manner would materially adversely affect our operating results. See "Description of Business".


We Face Intense Competition Now and Will Face More Competition in the
Future.

	We compete in a highly competitive marketplace. The market for our products and services is relatively fragmented with a large number of competitors. Most of these competitors are larger than we are and have greater financial and technical resources. We believe that excess capacity in the marketplace has caused downward pricing pressure and increased competition. In addition, consolidation in the marketplace has in the past, and could in the future, increase competitive pricing pressures. In order to achieve and maintain expected profitability levels, we must continue to grow our business while maintaining the service levels and aggressive pricing necessary to retain existing customers in each of our business segments. Our failure to adequately address these challenges could put us at a competitive disadvantage relative to these competitors. See "Description of Business."

Our Reliance Upon Our Suppliers and Industry Supply Conditions Could Have a Material Adverse Affect On Our Financial Results.

	Our operations require a high volume of quality products that are procured from, and assembled by, third party suppliers. Reliance on suppliers, as well as industry supply conditions generally, involves several risks, including the possibility of defective merchandise, shortage of merchandise, increases in costs and reduced control over delivery schedules, any or all of which could adversely affect our financial results. Although most products are generally available from multiple sources, we do rely upon only one or two suppliers of certain product lines. The lack of availability of timely and reliable supply of products from these sources could adversely affect our business. Occasionally, such items may be subject to allocations and we may experience difficulty in obtaining sufficient quantities of such products. In some cases, alternative sources of supply may not be readily available or available at suitable prices. In other cases, we may establish a working relationship with a single source, even when multiple suppliers are available, if we believe it is advantageous to do so due to performance, quality, support, delivery, capacity or price considerations. Where alternative sources are available, qualification of the alternative suppliers and establishment of reliable supplies could result in delays. See "Description of Business."


The Loss of Our Key Clients Could Adversely Affect Our Financial
Condition.


	During the fiscal year ended December 31, 2001, Print Data generated a majority of its gross revenue, amounting to approximately 57%, from seven clients, two of which constituted approximately 40% of the Company's gross revenue. While management believes that it enjoys a good relationship with these clients, the loss of any one of these clients or a reduction in the needs of such clients could adversely affect our financial condition. See "Description of Business."


The Loss of Certain Key Personnel Could Adversely Affect Our Business.

	We are dependent to a significant extent on the continued efforts and abilities of Jeffrey I. Green, our President, and Joel Green, the assistant to the president and a salesman, both of whom have been instrumental in the development and growth of our Company. Their experience and industry contacts significantly benefit us. As compared to many other companies, we do not have a depth of managerial personnel. Accordingly, the loss of the services of Mr. Jeff Green or Mr. Joel Green would have a material adverse effect on our business.
We do not carry key man life insurance policies on Mr. Jeff Green or Mr. Joel Green, and we do not presently have written employment agreements with either of them. See "Directors and Executive Officers, Promoters and Control Persons."

Our Failure to Attract and Retain Personnel Could Adversely Affect Our Growth Plans.

	Our ability to expand our business depends upon our attracting and retaining qualified, specialized senior management and marketing personnel. Our failure to retain existing senior management of acquired companies and to recruit additional key management personnel could significantly impede the attainment of our business objectives and have a material adverse effect on our financial condition and results of operations. Significant competition for qualified management personnel could hinder our success in retaining and/or recruiting such qualified personnel. See "Description of Business."

Our Resources May Not Be Adequate to Support Our Future Operations And Growth, Which Could Have a Material Adverse Effect On Our
Business, Financial Condition And Results of Operations.

	Our growth strategy will likely result in significant additional demands on our infrastructure, and will place a significant strain on our management, administrative, operational, financial and technical resources, and increased demands on our systems and controls. Our resources may not be adequate to support future operations and growth. The inability to continue to upgrade our operating and financial control systems, the emergence of unexpected expansion difficulties or the failure to manage our proposed expansion properly could have a material adverse effect our business, financial condition and results of operations. See "Description of Business" and "Management's Discussion and Analysis or Plan of Operation".


Non-management Stockholders Must Rely Upon Management in Connection With Acquisition Targets; Disapproving Stockholders May Not Be
Provided With Dissenter's Rights.

	In connection with our growth strategy, our non-management stockholders will be almost entirely dependent upon the judgment and experience of our management in connection with the selection and ultimate consummation of our acquisition targets. Additionally, under Delaware law, the form of acquisition transaction could impact upon the availability of dissenters' rights (i.e., the right to receive fair payment with respect to our Company's Common Stock) to stockholders disapproving the proposed acquisition transaction. See "Description of Business."


Our Management Has Conflicts of Interest That Could Burden Our Company And Be A Factor In Limiting or Preventing Us From Achieving Profitable Operations In The Future.

	We currently, and may in the future, compensate our management with substantial salaries and other benefits. The payment of such salaries and benefits may be a burden on us and may be a factor in limiting or preventing us from achieving profitable operations in the future. Our board of directors currently has no formal committees, such as a compensation committee or an audit committee. See "Directors, Executive Officers, and Significant Employees".

          Risks Related to Our Common Stock
          ---------------------------------


Our Management has the Ability Elect All Of Our Directors, Appoint Officers And Otherwise Control Our Company's Affairs And Operations.

	Our current officers and directors own 86.214% of the issued and outstanding shares of our Common Stock. Our Certificate of Incorporation does not provide for cumulative voting for the election of directors. Consequently, even if additional shares of our Common Stock are issued, so long as management continues to own in excess of 50% of our issued and outstanding shares of Common Stock, management can elect all of our directors, appoint officers and otherwise control our affairs and operations. Further, our board of directors currently has no formal committees, such as a compensation committee or an audit committee. See "Security Ownership of Certain Beneficial Owners and Management" and "Description of Securities".


Our Board of Directors Has the Discretion to Assign Rights And
Preferences to Our Blank Check Preferred Stock.

	Pursuant to our Company's Certificate of Incorporation, we are authorized to issue 20,000,000 shares of preferred stock, and our board of directors has the discretion to assign rights and preferences to our preferred stock without the approval of our Common Stockholders. The rights and preferences of this preferred stock may be superior to the rights and preferences of our Common Stock. This type of preferred stock is commonly referred to as "Blank Check Preferred Stock". See "Description of Securities".

Our Company's Securities Are Subject to The Commission's Penny Stock Regulations, Which May Cause Stockholders to Experience Difficulties in Reselling Securities.

	Our securities are subject to the United States Securities and Exchange Commission's (the "Commission") rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities traded over-the-counter with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. Since our securities are subject to the penny stock rules, stockholders in our Company may encounter some difficulties while selling their shares of Common Stock. See "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters."

If We Authorize the Issuance of Additional Securities, Stockholders May Experience Future Ownership Dilution.

	Our Certificate of Incorporation provides that we may issue up to 50,000,000 shares of Common Stock, $0.001 par value and 20,000,000 shares of preferred stock, $0.001 par value. Although we have no commitments as of the date of this registration statement to issue any shares of Common Stock other than as described herein, in the event additional shares of Common Stock are issued, our stockholders will experience future ownership dilution. See "Description of Securities."

A Substantial Amount of Additional Securities Will Likely Be Issued in Connection With Our Growth Plans; Which May Have a Potential Adverse Effect on The Market Price of Such Securities.

	 It is likely that we will issue a substantial number of additional shares of Common Stock or preferred stock in connection with our contemplated growth plans. To the extent that we issue additional shares of Common Stock or preferred stock, our stockholder's interests will be diluted. Additionally, if we issue a substantial number of shares of Common Stock in connection with one or more acquisition transactions, a change in control of our Company may occur. Furthermore, the issuance of a substantial number of shares of Common Stock may cause dilution and adversely affect prevailing market prices, if any, for our Common Stock. See "Description of Business" and "Description of Securities."

Shares Eligible For Future Sale; Potential Adverse Effect on Any
Future Market Price of Securities From Sales of Restricted Stock;
Potential Adverse Effect on The Company's Ability to Raise Capital Through The Sale of Its Securities.

	Approximately 2,244,670 shares of Common Stock presently issued and outstanding are "restricted securities", as that term is defined under Rule 144 ("Rule 144") of the Securities Act of 1933, as amended. So long as all of the conditions of Rule 144 are met, all such shares of Common Stock are eligible for sale under Rule 144, as currently in effect. No prediction can be made as to the effect, if any, that sales of "restricted" shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for our Common Stock and could impair our Company's ability to raise capital through the sale of our equity securities.
See "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters".

Since We Do Not Anticipate Paying Cash Dividends at this Time, Our Shareholders Will Not Receive Dividend Income.

	We have not paid any cash dividends on our Common Stock to date, and we do not anticipate paying cash dividends at this time, or in the foreseeable future. We intend to retain earnings, if any, to finance our future growth and for other business purposes. As a result, shareholders will not receive any type of dividend income. The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, capital requirements and general financial condition, and will be within the discretion of our board of directors. See "Market Price of and Dividends on the Registrant's
Common Equity and Related Stockholder Matters".



Item 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

	Overview

	The following discussion "Management's Discussion and Analysis or Plan of Operation" contains forward-looking statements. The words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and financial performance and involve risks and uncertainties, including without limitation the risks described in "Risk Factors That Affect Our Business." Should one or more risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, believed, expected, planned, intended, estimated, projected or otherwise indicated.

	The following is qualified by reference to, and should be read in conjunction with our financial statements, and the notes thereto, included elsewhere in this Form 10-SB, as well as the discussion hereunder "Management's Discussion and Analysis or Plan of Operation".

	Accounting for Reorganization

	In view of Historic Print Data's reorganization with Odyssey, a shell corporation, via a "reverse merger," the Company's financial statements have been treated as a reorganization for presentation purposes.

Results of Operations

Fiscal year ended December 31, 2001 compared with fiscal year ended December 31, 2000.

	Net sales increased to $4,587,243 in 2001 from $4,505,260 in 2000, an increase of $81,983 or 1.8%. The increase in sales was driven by slight to flat growth from sales from our existing customers. We expect this growth to continue for the foreseeable future as a result of our continued focus on improving operations and customer service.

	Gross profit as a percentage of net sales was 37.1% in 2001 as compared to 38.5% in 2000, a decrease of 1.8%. The decrease was attributable primarily to highly competitive market conditions resulting in lower product margins, an increase of approximately 17.85% in higher freight charges, and maintaining a level of service that may sometimes results in other additional expenses or charges, such as travel and entertainment costs, rush charges, returns and other additional expenses that may occur while servicing our customers.

	Selling and administrative expenses, expressed as a percentage of net sales, were 36.2% in 2001 compared to 39.2% in 2000, a decrease of 5.65%. The decrease was attributable primarily to better managing our costs and expenses, including a reduction in payroll expenses.

	Interest expense decreased to $33,337 in 2001 from $38,226 during 2000. The decrease was primarily attributable to the reduction in principal of our long-term liabilities, such as travel and entertainment costs, rush charges, returns and other additional expenses that may occur while servicing our customers.

	Net income increased to $23,812 in 2001 from $(5,613) in 2000. The increase was primarily attributable to an increase in our revenue as well as our ability to better manage our operating expenses.


Nine months ended September 30, 2002 compared with nine months ended September 30, 2001.

	Net sales decreased to $3,251,848 during the nine months ended September 30, 2002 from $3,347,309 during the nine months ended September 30, 2001, a decrease of $95,461 or 2.85%. The decrease in sales was driven by a negative change in the U. S. economy that has affected our customer base. We expect to increase our sales during the last three months of 2002, and we expect growth to continue for the foreseeable future as a result of improved economic conditions as well as our continued focus on improving operations and sales.


	Gross profit as a percentage of net sales was 39.96% during the nine months ended September 30, 2002 as compared to 36.86% during the nine months ended September 30, 2001, an increase of 5.3%. The increase was attributable primarily to our requiring our sales force to maintain minimum profit margins on all sales, and better managing our costs and expenses within our purchasing department, which provided us with more aggressive pricing from our vendors.

	Selling and administrative expenses, expressed as a percentage of net sales, were 39.22% during the nine months ended September 30, 2002 compared to 36.48% during the nine months ended September 30, 2001, an
increase of 4.6%.   The increase was attributable primarily to the
additional expenses related to being a publicly traded company, preparing to be a reporting company, as well as the additional expenses related to professional fees.


	Operating income as a percentage of net sales was .75% during the nine months ended September 30, 2002 as compared to .44% during the nine months ended September 30, 2001.

        Interest expense increased to $45,114 during the nine months ended September 30, 2002 from $24,502 during the nine months ended September 30, 2001. The increase was primarily attributable to an increase in borrowing from bank lines of credit and other financing instruments.


        Net income decreased to $5,578 during the nine months ended September 30, 2002 from $16,859 during the nine months ended September 30, 2001. The decrease was primarily attributable to the additional expenses relating to being a publicly traded company, preparing to be a reporting company, as well as the additional expenses related to professional fees.


	Liquidity and Capital Resources

	Prior to September 2002, we relied upon cash flow from operations and bank lines of credit, as well as other credit facilities, to fund working capital and capital expenditures. We expect to meet our cash requirements during the next 12 months.


        Cash provided for operating activities during the nine months ended September 30, 2002 was $171,492, which included $5,578 of net income and $9,957 of non-cash depreciation charges. Our greatest source of cash during this period was $384,667, which was derived from the partial collection of a related party note receivable plus interest. Significant cash requirements during the nine months ended September 30, 2002 included $17,764 related to a payable to the New York State Tax Authority and $2,400 for capital expenditures. These requirements included $147,794 of net payments related to notes payable, long-term obligations and obligations with affiliates.

        Cash used for operating activities in the year ended December 31, 2001 was $80,755, which included $23,812 of net income and $15,230 of non-cash depreciation charges. Additionally, cash proceeds of $44,019 were derived from the partial collection of a related party note receivable plus interest. Significant cash requirements for 2001 included $37,179 related to a payable to the New York State Tax Authority. These requirements were partially financed by $35,671 of net borrowing under notes payable, long-term obligations and obligations with affiliates.
Our total capital expenditures for 2001 were $9,990, all of which was related to the purchase of computer equipment and computer software.

        Cash used for operating activities in the year ended December 31, 2000 was $(19,036), which included $(5,613) of net income (loss) and $14,158 of non-cash depreciation charges. Additionally, cash proceeds of $117,945 were derived from the partial collection of a related party note receivable plus interest. Significant cash requirements for 2000 included $102,732 related to notes payable, long-term obligations and obligations with affiliates. Our total capital expenditures for 2000 were $9,244, all of which was related to the purchase of computer equipment.


During the nine months ended September 30, 2002, our total capital expenditures were $2,400, all of which were related to the purchase of office equipment.


        As of September 2002, we have a bank line of credit of $100,000. We believe that the funds generated from operations will be sufficient to fund our current operations for the next 12 months. We do not foresee any material capital expenditures during the next twelve months. As of September 2002, we had $7,999 in cash and $524,776 in accounts receivables that could be used in connection with funding our operations. As of September 2002, approximately 90% of our operating needs are funded from accounts receivables. Consistently over the past few years, our accounts receivable turnover rate has averaged approximately 44 days. This rapid turnover rate results from our payment terms with customers as well as our customer base itself, which is mostly comprised of large U.S. corporations that have a history of timely bill payment.

	If we need to obtain capital to fund our current operations, no assurance can be given that we will be able to obtain this capital on acceptable terms, if at all. In such an event, this may have a materially adverse effect on our business, operating results and financial condition. If the need arises, we may attempt to obtain funding through the use of various types of short term funding, loans or working capital financing arrangements from banks or financial institutions. See "Risk Factors That Affect Our Business - Risks Related to Our Financial Condition".

	As we generally obtain all of our funding from operations, a decrease in revenue could negatively impact our short and long-term liquidity. Various economic conditions, the loss of customers and the loss of a salesperson could result in decreased sales of our products. A decrease in sales in paper products and paper related services could have a material impact on our revenue and net income and would affect our long and short-term liquidity. See "Risk Factors That Affect Our Business - Risks Related to Our Business".

	Our material funding requirements include lease payments for our office facilities for the year commencing on January 1, 2002 of approximately $72,837, $74,868 in 2003 and $76,965 in 2004.

	The Company is in the process of evaluating various types of funding for unforeseen working capital needs and potential future acquisitions. We anticipate significant future acquisition funding, to the extent required, will necessitate obtaining additional debt and/or equity capital resources, which may not be available. In the event the Company elects to raise additional capital, it expects to do so through the private placement of restricted equity or debt securities rather than through a public offering. See "Risk Factors That Affect Our Business - Risks Related to Our Financial Condition".

	Significant Accounting Policies

        Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
As such, some accounting policies have a significant impact on amounts reported in these financial statements. A summary of those significant accounting policies can be found in Note 1 to the Financial Statements.
See "Risk Factors That Affect Our Business - Risks Related to Our Business".

	Significant Trends, Developments and Uncertainties

	Over the years, we have seen continued growth and development of competitors in all segments of our business. Industry consolidation is a continuous trend that has enhanced this growth and development. This competition is likely to result in increased competitive pressures on pricing, product selection and services provided. Many competitors price these offerings lower than we do, and have shown an increased indication of expanding their product offerings. See "Risk Factors
That Affect Our Business - Risks Related to Our Business".

	Inflation and Seasonality


        Although we cannot determine the precise effects of inflation on our business, we do not believe inflation has a material impact on our sales or the results of our operations. We consider our business to be somewhat seasonal, with sales slightly higher during the first and fourth quarters of each year. Our sales tend to be slightly higher during those periods because many of our customers' office supply purchasing departments work on calendar year budgets. Year-end budget surpluses tend to cause customers to spend the surpluses before year-end, while year-end budget shortfalls tend to force customers to delay purchases until the beginning of the New Year after the budgets are replenished. See "Risk Factors That Affect Our Business - Risks
Related to Our Financial Condition".



Item 3.   DESCRIPTION OF PROPERTY

	We lease approximately 10,000 square feet of office and adjoining warehouse space for our executive and business office and warehouse headquarters in Hopelawn, New Jersey. We coordinate our operations, market our services and maintain a warehouse from this facility. We also lease approximately 1,500 square feet of public warehouse space located in Wilmington, Delaware. We believe our facilities are adequate for our reasonably foreseeable needs. We lease our office space at fair market value rates from third parties.

Item 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

	Security Ownership of Certain Beneficial Owners

	The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person or group known to the Company to be the beneficial owner of more than five percent (5%) of our Common Stock:

Name and Address                          Amount and Nature
of Beneficial Owner                     of Beneficial Ownership         Percent of Class
-------------------                     -----------------------         ----------------
Jeffrey I. Green                                1,193,089 (D)                   47.08%
c/o Print Data Corp.
P.O. Box 349
Perth Amboy, New Jersey 08862

Phyllis Green                                     991,519 (D)                   39.13%
c/o Print Data Corp.
P.O. Box 349
Perth Amboy, New Jersey 08862

	Security Ownership of Management

	The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of our Common Stock of each of our officers and directors, and officers and directors as a group:

Name and Address                          Amount and Nature
of Beneficial Owner                     of Beneficial Ownership         Percent of Class
-------------------                     -----------------------         ----------------
Jeffrey I. Green 				1,193,089 (D)			47.08%
Director, President
c/o Print Data Corp.
P.O. Box 349
Perth Amboy, New Jersey 08862

Phyllis Green                                     991,519 (D)                   39.13%
Director, Executive
Administrator
c/o Print Data Corp.
P.O. Box 349
Perth Amboy, New Jersey 08862

Matthew Henninger                                   -0-                          --
Director
c/o Print Data Corp.
P.O. Box 349
Perth Amboy, New Jersey 08862

All Officers and Directors			2,184,608			86.21%
as a Group ( 3 persons).
________________________


Item 5.   DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

	Our current directors and executive officers are as follows:

Name                                   Age                 Position                Term/Period Served
----                                   ---                 --------                ------------------

Jeffrey I. Green                       39                  Director, President,    1 yr./Since 1/2000
                                                           Treasurer, Secretary

Phyllis Green                          64                  Director, Executive     1 yr./Since 8/2000
                                                           Administrator

Matthew Henninger                      37                  Director                1 yr./Since 5/2002

	Our current significant employees who are not officers or directors are as follows:

Name                                   Age                 Position
----                                   ---                 --------
Joel Green                             66                  Assistant to the President,
                                                           Salesperson
-----------------


	Jeffrey I. Green has served as a Director and President of our Company since January 2000. He also serves as the Company's Treasurer and Secretary. Between 1985 and 1993, Mr. Green served as an officer and director of the Company, and between 1993 and 1999 he served as its General Manager. Jeffrey Green is Phyllis and Joel Green's son.


	Phyllis Green has served as a Director of our Company since August 2000, and as Executive Administrator of the Company since January 1, 1994. Mrs. Green has been working in the printing industry since 1959, and co-founded Print Data Corp. in 1984. From 1984 to December 31, 1993, Mrs. Green served as the President and a director of Print Data Corp. From January 1, 1994 to the present, Mrs. Green served as Executive Administrator of Print Data Corp., which is a part time position. Mrs. Green again became a director of Print Data in February 2001. Phyllis Green is Jeffrey Green's mother and Joel Green's wife.

        Matthew T. Henninger has served as a Director of our Company since May 2002, and as a strategic financial consultant to our Company since February 2002. Mr. Henninger's career has spanned the fields of corporate operations, finance and strategy. He has completed many successful mergers and acquisitions as both a merchant and investment banker. Furthermore, he has effectively arranged financing for a range of public and private companies. In 1986, Mr. Henninger founded 1st International Capital Group, a commercial real estate financing firm, which grew into a boutique investment banking firm, called Henninger Gold Kokozka, where from 1986 to 1991 he helped small businesses raise venture capital and advised companies on mergers and acquisitions. In 1993, Mr. Henninger founded Logan & Fisher, a boutique merchant banking firm that specialized in corporate finance and mergers and acquisitions, where from 1993 to 1996, Mr. Henninger worked with clients in a range of industries, including transportation, bioremediation, health care services, software development, custom manufacturing, environmental engineering, chemical refining, specialty equipment manufacturing, construction, and real estate. As a manager outside of the finance industry, he directed the successful turnaround and sale of two acquisition targets in the competitive candle and aroma industries. The first, from 1997 to 1999, was Ceres San Francisco, a leading manufacturer of specialty candles, and the second, from 2000 to 2001, was The Aromatherapy of Rome, a leading manufacturer of aromatherapy products.


	Joel Green has served as the Assistant to the President, and as a Salesperson of our Company since 1984. Mr. Green has been working in the printing industry since 1954, and co-founded Print Data Corp. in 1984. Joel Green is Jeffrey Green's father and Phyllis Green's
Husband.

Item 6.   EXECUTIVE COMPENSATION

	Executive Compensation

                                                                                Long Term Compensation
                                                                      -----------------------------------------
                               Annual Compensation                           Awards                    Payouts
---------------------------------------------------------------------------------------------------  ----------
  (a)                   (b)      (c)        (d)          (e)              (f)            (g)            (h)
                                                                       Restricted     Securities
Name &                                               Other Annual       Stock         Underlying/      LTIP         All Other
Position               Year   Salary($)   Bonus($)  Compensation($)   Award(s)($)   Options/SARs(#)  Payouts($)   Compensation($)
---------------------------------------------------------------------------------------------------------------------------------
Jeffrey I. Green.
Director, President    2001     260,000    -0-           -0-             -0-             -0-           -0-             -0-

---------------------------------------------------------------------------------------------------------------------------------

Phyllis Green.
Director, Executive
  Administrator
(part time position)   2001     158,600    -0-           -0-             -0-             -0-           -0-             -0-
---------------------------------------------------------------------------------------------------------------------------------

	Compensation of Directors

	During fiscal year 2001, no officer or director received any type of compensation from the Company for serving as such.

	Presently, our directors, including those who serve as officers of the Company, are not compensated for serving as such, other than reimbursement for out of pocket expenses incurred in attending director meetings.

	We have no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but our board of directors may recommend the adoption of one or more such programs in the future.

Item 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

	On June 30, 2000, our Company entered into an unsecured, long-term note receivable with each of Jeffrey I. Green and Joel Green in the amounts $273,530, and $60,000, respectively. The notes were for a ten-year period, due June 30, 2010, payable in semi-annual installments commencing December 31, 2000 with interest at 7.75% per annum. On July 24, 2002, our Company received full payment of the total outstanding balance for the notes from each of Jeffrey I. Green and Joel Green.

	Also, on June 30, 2000, our Company entered into an unsecured, long term note receivable with William Doehler in the amount of $331,382. Mr. Doehler is a former employee of the Company, and is Jeffrey I. Green's brother-in-law and Phyllis and Joel Green's son-in-law, The note is for a ten year period, due June 30, 2010, payable in semi-annual installments commencing December 31, 2000 with interest at 7.75% per annum. Also, at that time, our Company entered into a ten-year non-compete agreement with William Doehler whereby Mr. Doehler will be paid $23,000 semi-annually for a total of $460,000. The agreement ends on June 30, 2010. The Company's board of directors, which was comprised solely of Jeffrey I. Green, approved all of the June 30, 2000 transactions. At that time, the Company was a closely held family company, and Mr. Green deemed the transactions to be fair to the Company. The interest rates in these transactions reflected prevailing interest rates at that time for that particular type of transaction.

	On July 24, 2002 each of Jeffrey I. Green and Phyllis Green entered into an unsecured, short-term convertible note receivable with the Company, each in the amount $3,250. The notes were for a period of 18 months, due January 24, 2004, payable on January 24, 2004 with interest at 8% per annum. On October 16, 2002, we issued 882,664 shares of Common Stock to each of Jeffrey I. Green and Phyllis Green in connection with the conversion of these note receivables. Pursuant to the terms of the notes, each note was convertible into our Common Stock at a conversion price equal to a 25% discount to the last closing bid price of our Common Stock as quoted on the over-the-counter market as reported by the National Association of Securities Dealers, Inc. Over-the-counter Bulletin Board or any similar successor organization or the Pink Sheets. On October 16, 2002, the conversion date, the closing bid price as quoted on the Pink Sheets was equal to $0.005 per share, which means the conversion price per share was equal to $0.00375 per share. The outstanding principal owed on each promissory note was equal to $3,250, and the unpaid accrued interest on each promissory note was equal to $59.99, all of which totaled $3,309.99 in the aggregate, and equated to 882,664 shares for each promissory note. The Company's board of directors, which was comprised of two interested directors and one disinterested director, unanimously approved all of the July 24, 2000 transactions. The entire board of directors deemed the terms of the transactions to be fair to the Company. The interest rates in these transactions reflected prevailing interest rates at that time for similar transactions. The board of directors has no formal rules in place for voting on interested party transactions, other than the statutory requirements contained within the Delaware Corporate Law relating to fairness in related party transactions, and the board deemed themselves to have complied with those applicable statutory requirements.



Item 8.   DESCRIPTION OF SECURITIES

	General

	As of the date of this registration statement, we have the authority to issue 70,000,000 shares of stock, consisting of 50,000,000 shares of common stock ("Common Stock"), par value $.001 per share; and 20,000,000 shares of preferred stock ("Preferred Stock"), par value $.001 per share. As of the date of this registration statement, we have a total of 2,533,936 shares of Common Stock outstanding, held of record by approximately 177 stockholders. We do not have any shares of Preferred Stock outstanding.

	Common Stock

	Each outstanding share of Common Stock is entitled to one vote on all matters to be submitted to a vote of the stockholders. Holders do not have preemptive rights, so we may issue additional shares that may reduce each holder's voting and financial interest in the Company. Cumulative voting does not apply to the election of directors, so holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Delaware law permits the holders of the minimum number of shares necessary to take action at a meeting of stockholders (normally a majority of the outstanding shares) to take action by written consent without a meeting, provided prompt notice of such action is given to all other stockholders.

	Holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, holders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders do not have any conversion, redemption provisions or other subscription rights. All of the outstanding shares of Common Stock are fully paid and non-assessable.

	Common Stock Dividends

	We have not paid any cash dividends on our Common Stock to date, and we do not anticipate paying cash dividends at this time, or in the foreseeable future. We intend to retain earnings, if any, to finance our future growth and for other business purposes. The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, capital requirements and general financial condition, and will be within the discretion of our board of directors.

	Preferred Stock

	We are authorized to issue up to 20,000,000 shares of Preferred Stock. Our board of directors is empowered, without stockholder approval, to issue series of Preferred Stock with any designations, rights and preferences as they may from time to time determine. Thus, Preferred Stock, if issued, could have dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the Common Stock. Preferred Stock, if issued, could be utilized, under special circumstances, as a method of discouraging, delaying or preventing a change in control of our business.

	Certain Provisions of Our Company's Bylaws

         Our bylaws provide, among other things, that (i) our officers and directors will be indemnified to the fullest extent permitted under Delaware law. See "Indemnification of Directors and Officers".

	Our Transfer Agent

	American Stock Transfer and Trust Company is the transfer agent for our Common Stock. They are located at 59 Maiden Lane, New York, NY 10038.

                               PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

	Market Information

	Our Common Stock is currently traded under the symbol PDDE on the Pink Sheets' Electronic Quotation Service (the "Pink Sheets"). The following table set forth below lists the range of high and low bids for our Common Stock for each fiscal quarter for the last two fiscal years and the first three quarters of our current fiscal year as reported by the Pink Sheets. The prices in the table reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

                          High                            Low
                  Bid             Asked           Bid             Asked
2000
1st Quarter       $.5625          $.6875          $.075           $ .9375
2nd Quarter       $.375           $.50            $.05            $ .21875
3rd Quarter       $.25            $.36            $.08            $ .10
4th Quarter       $.08            $.10            $.02            $ .03

2001
1st Quarter       $.035           $.05            $.01            $ .02
2nd Quarter       $.018           $.03            $.01            $ .018
3rd Quarter       $.22            $.30            $.007           $.014
4th Quarter (1)   $1.11           $1.35           $.03            $ .05

2002
1st Quarter       $.055           $.07            $.005           $ .011
2nd Quarter       $.01            $.018           $.003           $ .004
3rd Quarter       $.01            $.015           $.007           $ .009
-----------------------------

(1)	Prices reflect a 1 for 5 reverse stock split

	Holders

 	As of the date of this registration statement, we have a total of 2,533,936 shares of Common Stock outstanding, held of record by approximately 177 shareholders. We do not have any shares of Preferred Stock outstanding.

	Dividends

	No cash dividends were declared or paid on our Common Stock for the last two fiscal years. No restrictions limit our ability to pay dividends on our Common Stock. We have not paid any cash dividends on our Common Stock to date. The payment of cash dividends in the future, if any, will be contingent upon our Company's revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends is within the discretion of our board of directors. Our board of director's present intention is to retain all earnings, if any, for use in our business operations and, accordingly, the board of directors does not anticipate paying any cash dividends in the foreseeable future.

	Over-the-counter Bulletin Board Listing Matters

	By virtue of filing this registration statement, we are making an application with the Securities and Exchange Commission (the
"Commission") to register our Common Stock under the provisions of
Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This registration will require our Company to comply with periodic reporting, proxy solicitations and certain other requirements of the Exchange Act.

	We intend to seek the listing of our Common Stock on the Over-the-counter Bulletin Board ("OTCBB") upon the completion of this registration statement. In order to become listed on the OTCBB, an NASD market maker must apply on our behalf to make a market of our Common Stock on the OTCBB. We cannot assure you that a market maker will make an application on our behalf, or that if an application is made on our behalf, that the NASD will list our Company on the OTCBB.

	The NASD has made an application with the Commission to launch The Bulletin Board Exchange ("BBX") in the second quarter of 2003, pending approval by the Commission. The NASD intends to replace the current OTCBB with the BBX. In order to be listed on the BBX, all issuers, including OTCBB issuers, will be required to submit a listing application. OTCBB securities that do not transition to the BBX or any other listed market will continue to be traded on the OTCBB for six months after the launch of the BBX. At that time, market makers may choose to move their positions in those securities to the Pink Sheets. We cannot assure you that we will make an application to the BBX, or that if we make an application, that the NASD will consider us qualified to list our Common Stock on the BBX.

	Penny Stock Regulations and Restrictions on Marketability

	The Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our Common Stock may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser's written agreement of the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our Common Stock and also may affect the ability of our shareholders to sell their shares of Common Stock in the secondary market.

	In addition, the Commission has adopted a number of rules to regulate "penny stocks", which include Section 3(a)(51-1) and Rules 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-9 under the Exchange
Act. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market which might develop.

	Shareholders should be aware that, according to Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include
(i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. We are aware of the abuses that have occurred historically in the penny stock market; and, although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, our management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our Company's securities.

Item 2.   LEGAL PROCEEDINGS

	As of the date of this registration statement, we are a party to the following material legal proceedings:

	Print Data Corp. v. Morse Financial, Inc., James A. Morse and
        George A. Todt
        -------------------------------------------------------------

	This case was filed in the United States District Court, District of New Jersey on or about September 18, 2001. Print Data Corp. is the Plaintiff. Morse Financial, Inc., James A. Morse and George A. Todt are Defendants. Third-Party Plaintiffs are Morse Financial, Inc.,
James A. Morse and Third-Party Defendants are: Robert Gasich and
Martin McIntyre.

	Print Data entered into a contract with Morse Financial, Inc., whereby, among other things, Morse Financial, Inc. was to provide, interim debt and equity financing and was to provide a vehicle to take Print Data public. Combined Companies Corporation, which was owned and controlled by George A. Todt, was the public shell company which was to be used as the vehicle through which Print Data would become a publically traded company. Morse Financial, Inc. breached its contract with Print Data and Combined Companies Corporation, through George A. Todt, failed to comply with certain post-combination requirements which necessitated that the business combination be unwound and resulted in damages to Print Data. No claims, by any party, have been asserted against Print Data.

	Print Data, seeks compensatory damages for, among other things, professional fees associated with the failed combination, in an amount to be proven at trial, but in no event less than $150,000, and damages of $1,000,000 resulting from lost business opportunities and damage to Print Data's business reputation.

        Stephan Herold v. Print Data Corp., and FCTC Transfer Services, L.P.
        --------------------------------------------------------------------

	This case was filed in Maricopa County, Arizona Superior Court, on July 3, 2002. Stephan Herold is the Plaintiff. Print Data Corp., and FCTC Transfer Services, L.P. are each Defendants

	Stephan Herold purchased 500,000 shares of Universal Marketing & Entertainment Inc. ("UMEI"), subsequently Odyssey Capital Group, Ltd., a Nevada Corporation ("Odyssey"). After Historic Print Data merged with Odyssey in September 2001, Mr. Herold submitted his UMEI certificates for conversion and also requested that the restrictive legends be removed from the stock, claiming that the requirements of Rule 144(k) of the Securities Act of 1933, as amended (the "Securities Act") had been met and that the stock restrictions could be removed. According to the Complaint, our Company's counsel and FCTC Transfer Services, L.P., our transfer agent, refused to provide Mr. Herold with unrestricted stock, and demanded an opinion of counsel so that the unrestricted shares could be issued. Mr. Herold refused to provide such opinion of counsel, and no unrestricted shares were issued. Mr. Herold brought this action claiming damages for the loss of the opportunity to sell his stock in an unrestricted manner. Our position is that the restriction itself called for the shareholder to provide an opinion of counsel before the shares would be issued without restriction.

	The case is in the early stages. All defendants have answered the Complaint but no discovery has yet taken place. We intend to vigorously contest the matter. Although the facts ascertained to date indicate a favorable outcome is the most likely result, it is too early in the process to provide a detailed evaluation of the likelihood of success. It is also too early to provide an estimate of the amount or range of potential loss, although according to the Complaint, Mr. Herold is seeking $75,000 so the assumption can be made that this would be at the high end of that range.

        We are not aware of any other litigation or threatened litigation of a material nature.

Item 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

	Not Applicable.


Item 4.   RECENT SALES OF UNREGISTERED SECURITIES

	As of the date of this registration statement, the Company has issued an aggregate of 2,533,936 shares of Common Stock as follows:


	In connection with our reorganization in September 2001, pursuant to our plan of merger, Historic Print Data shareholders were issued 7,500,000 shares of Odyssey common stock and 642,576 shares of Odyssey preferred stock (convertible into 3,212,880 shares of common stock). Concurrently, an additional 790,000 shares of preferred stock (convertible into 3,950,000 shares of common stock) was issued at $0.001 per share to certain advisors and consultants (and/or their assigns) as part of the plan of merger. These persons were the only offerees in connection with this transaction. The Company relied on
Section 4(2) of the Securities Act.

	Additionally, during September 2001, we issued 5,000,000 shares of preferred stock (convertible into 25,000,000 shares of common stock) to five persons (and/or their assigns), including our officers and directors, as compensation in connection with our reorganization in September 2001. These shares were issued at $0.001 per share. Also, during September 2001, we issued 4,915,532 shares of common stock to two accredited investors at $0.001 per share in exchange for services. The Company relied on Rule 504 of Regulation D of the Securities Act for both of these transactions.


	In connection with our reorganization in October 2002, we restructured our entire capital structure whereby we reverse split our common stock 1 for 20 and our preferred stock 1 for 500. No shares of preferred stock were ever converted to common stock prior to the 1 for 500 reverse split. Pursuant to our plan of merger, each share of common stock of Print Data Nevada was converted into one share of Common Stock of the Company and each share of preferred stock of Print Data Nevada was converted into 5 shares of Common Stock of the Company. The Company relied on Section 4(2) of the Securities Act.

	Further, during October 2002, we issued 1,765,328 shares of Common Stock to two of our directors in connection with the conversion of certain promissory notes made by the Company to each of them. Pursuant to the terms of the promissory notes, each promissory note was convertible into the Company's Common Stock at a conversion price equal to a 25% discount to the last closing bid price of the Company's Common Stock as quoted on the over-the-counter market as reported by the National Association of Securities Dealers, Inc. Over-the-counter Bulletin Board or any similar successor organization or the Pink Sheets. On October 16, 2002, the conversion date, the closing bid price as quoted on the Pink Sheets was equal to $0.005 per share, which means the conversion price per share was equal to $0.00375 per share. The outstanding principal owed on each promissory note was equal to $3,250, and the unpaid accrued interest on each promissory note was equal to $59.99, all of which totaled $3,309.99 in the aggregate, and equated to 882,664 shares for each promissory note. The

Company relied on Section 4(2) of the Securities Act.

	No underwriters were utilized and no commissions or fees were paid with respect to any of the above transactions. We are not aware of any other issuances of shares of Common Stock made by our Company to any other persons during the past three years.

Item 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

	Our bylaws contain the broadest form of indemnification for our officers and directors and former officers and directors permitted under Delaware law. Our bylaws generally provide that:

     1. We will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by, or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at our request as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines, amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, including any appeal thereof, if he acted in good faith in a manner he reasonably believed to be in, or not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

     2. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contenders or its equivalent shall not create, of itself, a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in, or not opposed to, our best interests or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     3. To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in any defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys fees, actually and reasonably incurred by him in connection therewith.

     4. Any indemnification shall be made only if a determination is made that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above. Such determination shall be made either (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) by the shareholders who were not parties to such action, suit or proceeding. If neither of the above determinations can occur because the board of directors consists of a sole director or the Company is owned by a sole shareholder, then the sole director or sole shareholder shall be allowed to make such determination.

     5. Expenses incurred in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided above upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Company.

     6. The indemnification provided shall be in addition to the indemnification rights provided pursuant to the General Corporation Law of the State of Delaware, and shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Company and shall inure to the benefit of the heirs, executors and administrators of such a person.

	Insofar as indemnification arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  PART F/S


                            PRINT DATA CORPORATION
                             FINANCIAL STATEMENTS
                       AS OF DECEMBER 31, 2001 AND 2000

                            PRINT DATA CORPORATION



                                 CONTENTS
                                 --------

PAGE  F-1           INDEPENDENT AUDITORS' REPORT

PAGE  F-2           BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

PAGE  F-3           STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31,
                    2001 AND 2000

PAGE  F-4           STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY FOR THE
                    YEARS ENDED DECEMBER 31, 2001 AND 2000

PAGE  F-5           STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31,
                    2001 AND 2000


PAGES F-6 - F-19    NOTES TO FINANCIAL STATEMENTS

PAGE  F-20          CONDENSED BALANCE SHEET AS OF SEPTEMBER 30, 2002

PAGE  F-21          CONDENSED STATEMENTS OF OPERATIONS FOR THE NINE
                    MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

PAGE  F-22          CONDENSED STATEMENTS OF CASH FLOWS FOR THE NINE
                    MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

PAGES F-23 - F-29   NOTES TO CONDENSED FINANCIAL STATEMENTS

                      INDEPENDENT AUDITORS' REPORT


To the Board of Directors of:
Print Data Corporation


We have audited the accompanying balance sheets of Print Data Corporation as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholders' deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Print Data Corporation as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


        /s/Weinberg & Company, P.A.

WEINBERG & COMPANY, P.A.


Boca Raton, Florida
October 25, 2002

                        PRINT DATA CORPORATION

                            BALANCE SHEETS
                            --------------


                               ASSETS
                               ------
                                               December 31,      December 31,
                                                   2001              2000
                                               ------------      ------------

CURRENT ASSETS
Cash                                           $      4,465      $     54,929
Accounts receivable                                 629,706           520,215
Inventory                                            28,109            12,655
Notes receivable and accrued interest,
  related parties - current portion                 346,684            43,580
Prepaid expenses and other current assets            13,085             6,627
Deferred tax asset                                     -                8,970
                                               ------------      ------------
   Total Current Assets                           1,022,049           646,976
                                               ------------      ------------

PROPERTY & EQUIPMENT - NET                           38,348            40,255
                                               ------------      ------------

OTHER ASSETS
Notes receivable and accrued interest,
  related parties - long term portion               294,587           597,253
Deposits                                              5,417             5,417
                                               ------------      ------------
   Total Other Assets                               300,004           602,670
                                               ------------      ------------

TOTAL ASSETS                                   $  1,360,401      $  1,289,901
------------                                   ============      ============


   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
   -------------------------------------------------

CURRENT LIABILITIES
Notes payable and accrued interest - current   $     86,736      $     38,534
Capital leases payable - current                        329             1,309
Accounts payable and accrued expenses               765,095         1,000,151
Sales tax payable - current                          54,835            39,902
Due to director                                      44,721            14,462
                                               ------------      ------------
   Total Current Liabilities                        951,716         1,094,358
                                               ------------      ------------

LONG TERM LIABILITIES
Deferred vendor payable                             274,269               -
Sales tax payable - long term portion                97,645           149,757
Notes payable and accrued interest - long
  term portion                                       65,968           108,758
                                               ------------      ------------
   Total Long Term Liabilities                      437,882           258,515
                                               ------------      ------------

TOTAL LIABILITIES                                 1,389,598         1,352,873
                                               ------------      ------------


STOCKHOLDERS' DEFICIENCY
Series A Preferred stock, $.001 par value,
  20,000,000 shares authorized, 11,380
  and 1,285 shares issued and outstanding
  at December 31, 2001 and 2000, respectively            11                 1
Common stock, $ .001 par value, 50,000,000
  shares authorized, 711,703 and 375,000
  shares issued and outstanding at December
  31, 2001 and 2000, respectively                       712               375
Additional paid in capital                        4,587,957            24,624

Accumulated deficit                              (4,617,874)          (87,972)
                                               ------------      ------------
   Total Stockholders' Deficiency                   (29,197)          (62,972)
                                               ------------      ------------
TOTAL LIABILITIES AND STOCKHOLDERS'
DEFICIENCY                                     $  1,360,401      $  1,289,901
-----------------------------------            ============      ============




                    See accompanying financial statements.

                        PRINT DATA CORPORATION

                       STATEMENTS OF OPERATIONS
                       ------------------------


                                               For the Year      For the Year
                                                  Ended             Ended
                                               December 31,      December 31,
                                                   2001              2000
                                               ------------      ------------

REVENUE                                        $  4,587,243      $  4,505,260

COST OF GOODS                                     2,885,124         2,772,317
                                               ------------      ------------

GROSS PROFIT                                      1,702,119         1,732,943
                                               ------------      ------------

OPERATING EXPENSES
Salaries and payroll taxes                          810,662           925,997
Commissions                                         323,422           438,871
Professional fees                                   196,583           154,007
Other selling, general and administrative           227,988           141,460
Insurance                                            90,540            89,607
Depreciation and amortization                        15,230            14,158
                                               ------------      ------------
   Total Operating Expenses                       1,664,425         1,764,100
                                               ------------      ------------

INCOME (LOSS) FROM OPERATIONS                        37,694           (31,157)
                                               ------------      ------------

OTHER INCOME (EXPENSE)
Interest income                                      44,573            54,800
Other income                                         23,852              -
Interest expense                                    (33,337)          (38,226)
Other expense                                       (40,000)             -
                                               ------------      ------------
   Total Other Income (Expense)                      (4,912)           16,574
                                               ------------      ------------

INCOME (LOSS) BEFORE INCOME TAXES                    32,782           (14,583)
Income tax (expense) benefit                         (8,970)            8,970
                                               ------------      ------------
NET INCOME (LOSS)                              $     23,812            (5,613)
-----------------                              ============      ============

Net income (loss) per common share:
Basic                                          $        .04      $       (.02)
                                               ============      ============
Diluted                                        $        .02              (.02)
                                               ============      ============

Weighted average number of common shares
  outstanding during the period:
  Basic                                             560,197           375,000
                                               ============      ============
  Diluted                                         1,204,841           375,000
                                               ============      ============



                    See accompanying financial statements.

                           PRINT DATA CORPORATION

              STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
               FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
               ----------------------------------------------

                                                                                     Additional
                                    Preferred Stock              Common Stock         Paid In      Accumulated
                                  Shares        Amount      Shares        Amount      Capital        Deficit         Total
                                 ---------     --------   ----------    ---------    ----------    -----------    -----------

Balance January 1, 2000              1,285     $      1      375,000    $     375    $   24,624    $   (82,359)   $   (57,359)

Net Loss 2000                         -             -          -               -           -            (5,613)        (5,613)
                                 ---------     --------   ----------    ---------    ----------    -----------    -----------

Balance, December 31, 2000           1,285            1      375,000          375        24,624        (87,972)       (62,972)

Recapitalization of the Company       -             -         90,926           91     4,553,623     (4,553,714)          -

Preferred stock issued at par
  for services and additional
  compensation                      10,095           10         -            -            5,037           -             5,047

Common stock issued at par for
  services                            -             -        245,777          246         4,670           -             4,916

Net Income 2001                       -             -           -            -             -            23,812         23,812
                                 ---------     --------   ----------    ---------    ----------    -----------    -----------
BALANCE, DECEMBER 31, 2001          11,380     $     11      711,703    $     712    $4,587,954    $(4,617,874)   $   (29,197)
--------------------------       =========     ========   ==========    =========    ==========    ===========    ===========









                    See accompanying financial statements.

                           PRINT DATA CORPORATION

                          STATEMENTS OF CASH FLOWS
                          ------------------------

                                                    For the Year      For the Year
                                                       Ended             Ended
                                                    December 31,      December 31,
                                                        2001              2000
                                                    ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                   $     23,812      $     (5,613)
Adjustments to reconcile net income (loss)
  to net cash used in operating activities:
    Depreciation and amortization                         15,230            14,158
    Provision for (recovery of) bad debt
      expense                                               -              (85,238)
    Deferred income taxes                                  8,970            (8,970)
    Issuance of stock for services                         9,963              -
Changes in operating assets and liabilities:
  (Increase) decrease in:
    Accounts receivable                                 (109,491)          (24,333)
    Inventory                                            (15,454)           (7,475)
    Accrued interest receivable                          (44,457)          (52,474)
    Prepaid expense and other current assets              (8,541)            7,879
Increase (decrease) in:
    Accounts payable and accrued expenses                 39,213           164,822
    Customer advances                                       -              (25,573)
    Accrued interest payable                                -                3,781
                                                    ------------      ------------
       Net Cash Used In Operating Activities             (80,755)          (19,036)
                                                    ------------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment                       (11,240)          (10,583)
Proceeds from note receivable                             44,019           117,945
                                                    ------------      ------------
       Net Cash Provided By Investing Activities          32,779           107,362
                                                    ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable                               47,218              -
Payments on notes payable                                (41,806)         (117,194)
Payments on capital leases payable                          (980)           (3,663)
Proceeds from director                                    40,000            32,000
Payments on due to director                               (9,741)          (17,538)
Payments on sales tax liability                          (37,179)             -
                                                    ------------      ------------
       Net Cash Used In Financing Activities              (2,488)         (106,395)
                                                    ------------      ------------

NET DECREASE IN CASH                                     (50,464)          (18,069)

CASH AT BEGINNING OF YEAR                                 54,929            72,998
                                                    ------------      ------------
CASH AT END OF YEAR                                 $      4,465      $     54,929
-------------------                                 ============      ============


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
-------------------------------------------------
Cash paid for interest                              $     44,956      $     42,403
                                                    ============      ============

Cash paid for taxes                                 $        200      $        200
                                                    ============      ============


                 See accompanying financial statements.

                        PRINT DATA CORPORATION
                     NOTES TO FINCIAL STATEMENTS
                  AS OF DECEMBER 31, 2001 AND 2000
                  --------------------------------


NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------  ------------------------------------------

(A) Organization
    ------------

Print Data Corporation was incorporated under the laws of Delaware on August 4, 1984. The Company serves as a distributor of information supplies such as: preprinted business forms, data management supplies, and various other paper products and supplies, used in a computer and office environment.

On August 13, 2001, Odyssey Capital Group, Ltd. ("Odyssey"), a Nevada corporation and non-reporting public shell corporation, entered into a merger agreement to acquire all the outstanding stock of Print Data Corporation, as a result, the reorganization was treated as a reverse merger by the acquiree and as a recapitalization by the acquirer for accounting purposes. Concurrent with the reorganization, Odyssey Capital Group, Ltd. changed its name to Print Data Corporation (the "Company") and adopted the same year-end. The original Print Data Corporation was dissolved and ceased to exist as of the date of the reverse merger.


In connection with the reorganization, the Articles of Merger were filed in September 2001 with the Nevada Department of State, however due to an oversight, the Certificate of Merger was not filed until August 2002 with the Delaware Department of State. Odyssey's Nevada certificate of incorporation remained as the surviving corporation's certificate of incorporation. At the time of the merger transaction, Odyssey was a shell corporation conducting virtually no business operation, other than its efforts to seek merger partners or acquisition candidates. Odyssey's capitalization consisted of 90,926 shares of common stock and no preferred stock issued and outstanding. Shareholders of the original Print Data Corporation received 375,000 shares of Odyssey's common stock and 1,285 shares of Odyssey's preferred stock (convertible into 6,425 shares of common stock) for all issued and outstanding stock of the original Print Data Corporation. In addition, 1,580 shares of preferred stock (convertible into shares of common stock) were issued to certain advisors and consultants as part of the plan of merger (See Note 11).


Accordingly, the financial statements include the following:

(1) The balance sheet consists of the net assets of the acquirer at historical cost and the net assets of the acquiree at historical cost.

(2) The statements of operations include the operations of the acquiree for the periods presented.


Pursuant to the merger and the subsequent reverse stock split discussed in Note 1(N), all capital stock shares and amounts and per share data have been retroactively restated.

                        PRINT DATA CORPORATION
                     NOTES TO FINCIAL STATEMENTS
                  AS OF DECEMBER 31, 2001 AND 2000
                  --------------------------------


(B) Use of Estimates
--------------------

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(C) Inventory
-------------

Inventories, which consist primarily of computer paper, envelopes and office supplies, are stated at the lower of weighted average cost or market. The weighted average cost of inventories approximates the first-in, first-out ("FIFO") method. Management performs periodic assessments to determine the existence of obsolete, slow-moving and non-saleable inventories and records necessary provisions to reduce such inventories to net realizable value. No provision for obsolete, slow-moving and non-saleable inventories has been recorded for the years ended December 31, 2001 and 2000.

(D) Cash and Cash Equivalents
-----------------------------

For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(E) Fair Value of Financial Instruments
---------------------------------------

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

The carrying amounts of the Company's accounts receivable, notes receivable and accrued interest thereon, deposits, accounts payable, accrued expenses, and notes payable and accrued interest thereon approximates fair value due to the relatively short period to maturity for these instruments.

                        PRINT DATA CORPORATION
                     NOTES TO FINCIAL STATEMENTS
                  AS OF DECEMBER 31, 2001 AND 2000
                  --------------------------------

(F) Concentration of Credit Risk
--------------------------------

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(G) Long-Lived Assets
---------------------

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such review indicates that the asset is impaired, when the carrying amount of an asset exceeds the sum of its expected future cash flows, on an undiscounted basis, the asset's carrying amount is written down to fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. The Company has not recognized any impairment loss during the years ended December 31, 2001 and 2000.

(H) Property and Equipment
--------------------------


Property and equipment are stated at cost and depreciated using the straight-line method over the estimated economic useful lives of 3 to 7 years. Maintenance and repairs are charged to expense as incurred. Major improvements are capitalized.

(I) Revenue Recognition
-----------------------

Revenue from product sales is recognized when title passes to the customer, provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an arrangement exists; the sales price is fixed or determinable; and collectibility is deemed probable. The Company provides for estimated product returns at the time of the product shipment, if necessary. In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which establishes guidance in applying generally accepted accounting principles to revenue recognition in financial statements and is effective beginning with the fourth quarter of the year ended December 31, 2000. The Company has determined that its existing revenue recognition practices comply with the requirements of SAB 101 for all periods presented.

The Company offers, without additional charge, use of their fully insured warehouses to its customers who meet the provisions of SAB 101 mentioned above. The Company does not bear the risk of loss for products stored in its warehouse for customers.

                        PRINT DATA CORPORATION
                     NOTES TO FINCIAL STATEMENTS
                  AS OF DECEMBER 31, 2001 AND 2000
                  --------------------------------

(J) Shipping and Handling
-------------------------

Shipping and handling revenues and costs for fiscal years 2001 and 2000, respectively, are included in Revenues and Cost of Goods in the accompanying statements of operations.

(K) Income Taxes
----------------

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized (See Note 10).


(L) Advertising Costs
---------------------

In accordance with the Accounting Standards Executive Committee Statement of Position 93-7 ("SOP 93-7"), costs incurred for producing and communicating advertising of the Company are charged to operations and is reflected in the selling, general and administrative amount. The Company incurred advertising expenses of $15,341 and $9,676 for the years ended December 31, 2001 and 2000, respectively, and is included in other selling, general and administrative expenses in the accompanying statements of operations.

(M) Business Segments
---------------------


The Company applies Statement of Financial Accounting Standards
No. 131 "Disclosures about Segments of an Enterprise and Related
Information". The Company operates in one segment and therefore segment information is not presented.


(N) Reverse Stock Split
-----------------------

On October 4, 2002, the Board of Directors and a majority of the Company's stockholders approved a 20 for 1 reverse stock split of the outstanding shares of the Company's common stock and a 500 for 1 reverse stock split of the outstanding shares of the Company's Series A Preferred Stock, effective October 11, 2002. The Company's capital structure, weighted average common shares and earnings per share have been restated for all years presented to give retroactive effect to the reverse stock splits.

                        PRINT DATA CORPORATION
                     NOTES TO FINCIAL STATEMENTS
                  AS OF DECEMBER 31, 2001 AND 2000
                  --------------------------------


(O) Net Income Per Common Share
-------------------------------


SFAS 128 "Earnings Per Share" simplifies the methodology of computing earnings per share and requires the presentation of basic and diluted earnings per share. Basic EPS is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the conversion of preferred stock to common stock at a ratio of 1 to 5, respectively.

The table below summarizes the amounts used to calculate basic and dilutive earnings per share:


                                            2001            2000
                                          ----------     ----------
Basic weighted average number of
  shares outstanding                         560,197        375,000
Effect of convertible preferred stock        644,644           -
                                          ----------     ----------
Diluted shares outstanding                 1,204,841        375,000
                                          ==========     ==========


The Company's 2000 basic and diluted earnings per share are the same, since the Company's common stock equivalents are anti-dilutive.


(P) Recent Accounting Pronouncements
------------------------------------

The Company adopted SFAS No. 141, Business Combinations, on January 1, 2001. SFAS No. 141, addresses financial accounting and reporting for business combinations and supercedes APB No. 16, Business Combination and SFAS No. 38, Accounting for Pre-acquisition Contingencies of Purchased Enterprises. All business combination in the scope of SFAS No. 141 are to be accounted for under the purchase method. The adoption of SFAS No. 141 did not have a material impact on the financial statements of the Company.

Statement No. 142, "Goodwill and Other Intangible Assets" supercedes APB Opinion 17 and related interpretations. Statement No. 142 establishes new rules on accounting for the acquisition of intangible assets not acquired in a business combination and the manner in which goodwill and all other intangibles should be accounted for subsequent to their initial recognition in a business combination accounted for under SFAS No. 141. Under SFAS No. 142, intangible assets should be recorded at fair value. Intangible assets with finite useful lives should be amortized over such period and those with indefinite lives should not be amortized. All intangible assets being amortized as well as those that are not, are both subject to review for potential impairment under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS No. 142 also requires that goodwill arising in a business combination should not be amortized but is subject to impairment testing at the reporting unit level to which the goodwill was assigned to at the date of the business combination.

                     PRINT DATA CORPORATION
                  NOTES TO FINCIAL STATEMENTS
               AS OF DECEMBER 31, 2001 AND 2000
               --------------------------------

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and must be applied as of the beginning of such year to all goodwill and other intangible assets that have already been recorded in the balance sheet as of the first day in which SFAS No. 142 is initially applied, regardless of when such assets were acquired. Goodwill acquired in a business combination whose acquisition date is on or after July 1, 2001, should not be amortized, but should be reviewed for impairment pursuant to SFAS No. 121, even though SFAS No. 142 has not yet been adopted. However, previously acquired goodwill should continue to be amortized until SFAS No. 142 is first adopted.

In July 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not believe the adoption of this standard will have a material impact on its financial statements.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not believe the adoption of this standard will have a material impact on its financial statements.

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 rescinds the provisions of SFAS No. 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS No. 44 regarding transition to the Motor Carrier Act of 1980 and amends the provisions of SFAS No. 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS 145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002. Earlier application is encouraged. The Company does not believe the adoption of this standard will have a material impact the financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Restructuring Costs." SFAS 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. Those activities can include eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. Under SFAS 146, the Company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value.

                     PRINT DATA CORPORATION
                  NOTES TO FINCIAL STATEMENTS
               AS OF DECEMBER 31, 2001 AND 2000
               --------------------------------

SFAS 146 will require the Company to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. Under SFAS 146, a company cannot restate its previously issued financial statements and the new statement grandfathers the accounting for liabilities that a company had previously recorded under Emerging Issues Task Force Issue 94-3.

The adoption of these pronouncements will not have a material effect on the Company's financial position or results of operations.

NOTE 2	ACCOUNTS RECEIVABLE
------  -------------------

Accounts receivable as of December 31, 2001 and 2000, consist of the following:

                                             2001           2000
                                         -----------    -----------
Accounts receivable                      $   629,706    $   520,215
Less allowance for doubtful accounts            -              -
                                         -----------    -----------
                                         $   629,706    $   520,215
                                         ===========    ===========

For the years ended December 31, 2001 and 2000, the Company did not record a provision for doubtful accounts. During the year ended December 31, 2000, the Company received full payment on account receivable balances specifically reserved as of December 31, 1999. The specific reserve of $85,238 was reversed and netted against other selling, general and administrative expenses on the consolidated statements of operations for the year ended December 31, 2000.

NOTE 3	NOTES RECEIVABLE AND ACCRUED INTEREST - RELATED PARTIES
------  -------------------------------------------------------

The following schedule reflects loans receivable due from related parties as of December 31, 2001 and 2000:

                                              2001              2000
                                          -----------       -----------
Note receivable, President,
  7.75% interest per annum, unsecured     $   260,923 (A)   $   260,724
                                                      (B)
Note receivable, former employee, 7.75%
  interest per annum, unsecured               320,348 (A)       320,109


                     PRINT DATA CORPORATION
                  NOTES TO FINCIAL STATEMENTS
               AS OF DECEMBER 31, 2001 AND 2000
               --------------------------------



Note receivable, current employee,
  non-interest bearing, unsecured              60,000 (B)        60,000
                                          -----------       -----------
                                              641,271           640,833
Less current portion (See (B) below)         (346,684)          (43,580)
                                          -----------       -----------
                                          $   294,587       $   597,253
                                          ===========       ===========


(A) On June 30, 2000, the Company entered into two long-term note receivable agreements with these individuals in the amounts of $ 273,530 and $331,382, respectively, which represented the balance owed to the Company at that date. The notes are for a ten-year period, due June 30, 2010, payable in semi-annual installments commencing December 31, 2000 and bear interest at 7.75% per annum.

Based on the information mentioned above, future maturities on these notes are as follows:
\
              Years Ending December 31             Amount
              ------------------------          -----------

                       2002                     $   346,684
                       2003                          27,796
                       2004                          29,992
                       2005                          32,361
                       2006                          34,918
                    Thereafter                      169,520
                                                -----------
                      Total                     $   641,271
                                                ===========

(B)  On July 24, 2002, the Company received full payment of the total outstanding balance for the notes receivable from the president and the current employee.
NOTE 4	PROPERTY AND EQUIPMENT
------  ----------------------

Property and equipment is comprised of the following as of December 31, 2001 and 2000:

                                              2001              2000
                                          -----------       -----------

Machinery and equipment                   $    76,524       $    65,284
Auto and trucks                                85,865            85,865
Furniture and fixtures                         16,036            16,036
Leasehold improvements                          3,299             3,299
                                          -----------       -----------
Total                                         181,724           170,484
Less: Accumulated depreciation               (143,376)         (130,229)
                                          -----------       -----------

Property and equipment-net                $    38,348       $    40,255
                                          ===========       ===========

                      PRINT DATA CORPORATION
                   NOTES TO FINCIAL STATEMENTS
                AS OF DECEMBER 31, 2001 AND 2000
                --------------------------------


Depreciation expense for the years ended December 31, 2001 and 2000 was $13,147 and $14,158, respectively.

NOTE 5	COMMITMENTS AND CONTINGENCIES
------  -----------------------------

(A) Operating Lease Agreements
------------------------------

Future minimum lease payments under the Company's operating lease for office and warehouse facilities are as follows as of December
31, 2001:

                     2002                              $   72,837
                     2003                                  74,868
                     2004                                  76,965
                     2005                                  79,117
                     2006                                  67,641
                                                       ----------
                    Total                              $  371,428
                                                       ==========

(B) Capital Lease Agreements
----------------------------

Capital leases are summarized as follows as of December 31, 2001 and 2000:

                                              2001              2000
                                          -----------       -----------

Pallet jack, 10.5% interest per annum,
  secured by jack                         $       329       $     1,309
                                          -----------       -----------
                                                  329             1,309
                Less current portion             (329)           (1,309)
                                          -----------       -----------
                                          $       -         $      -
                                          ===========       ===========

(C) Employment Agreements
-------------------------

In June 2000, the Company entered into an employment agreement with the President for a period of ten years, which commenced on December 31, 2000. The President will be paid $23,000 semi-annually for a total of $460,000 over the term of the agreement. The President is also compensated on a commission basis determined by the amount of sales produced. In June 2002, the Company and the President mutually agreed to terminate this agreement for the remaining term.

On January 1, 2001, the Company entered into another employment agreement with its President through the end of 2003 that provides for an annual salary of $260,000 per year. In October 2002, the Company and the President mutually agreed to terminate this agreement (See Note 12).

                      PRINT DATA CORPORATION
                   NOTES TO FINCIAL STATEMENTS
                AS OF DECEMBER 31, 2001 AND 2000
                --------------------------------


In June 2000, the Company entered into a non-compete agreement with a former employee for a period of ten years. The former employee will be paid $23,000 semi-annually for a total of $460,000. The agreement ends on June 30, 2010.

NOTE 6	NOTES PAYABLE AND ACCRUED INTEREST
------  ----------------------------------

The following schedule reflects notes payable and accrued interest thereon as of December 31, 2001 and 2000:

                                                        2001              2000
                                                    -----------       -----------
Van note, due May 31, 2003, 11.3% interest per
annum, secured by van                               $     7,888       $    12,170

Van note, due July 29, 2003, 11.3% interest per
annum, secured by van                                     8,022            12,531

Computer note, due January 22, 2001, 9.5%
interest per annum, secured by computer                    -                  201

Bank loan interest at 10.25%, secured by the
Company's assets, payable in monthly
installments of $3,500 including interest
commencing January 1, 2000 (See Note 11)                 91,714           122,390

$50,000 line of credit, payable on demand with
annual interest rate of prime plus 2% (7.5%
at December 31, 2001).  The line is guaranteed
by the president of the Company                          45,080              -
                                                    -----------       -----------
                                                        152,704           147,292
Less current portion                                    (86,736)          (38,534)
                                                    -----------       -----------
                                                    $    65,968       $   108,758
                                                    ===========       ===========

Future maturities on notes payable for the next three years are as follows:


              Years Ending December 31             Amount
              ------------------------          -----------

                        2002                    $    86,736
                        2003                         46,417
                        2004                         19,551
                                                -----------
                                                $   152,704
                                                ===========

                      PRINT DATA CORPORATION
                   NOTES TO FINCIAL STATEMENTS
                AS OF DECEMBER 31, 2001 AND 2000
                --------------------------------


NOTE 7	SALES TAX PAYABLE
------  -----------------

The Company entered into an installment payment agreement with the New York State Department of Taxation and Finance relating to delinquent sales taxes, penalties and interest. Based upon the terms of the settlement agreement, the Company's computed annual nominal interest rate is 10.3% with monthly installments payable through June 14, 2004.

The following schedule reflects sales tax payable as of December
31, 2001 and 2000:

                                              2001              2000
                                          -----------       -----------
Sales tax debt payment schedule           $   152,480       $   189,659
Less current portion.                         (54,835)          (39,902)
                                          -----------       -----------
                                          $    97,645       $   149,757
                                          ===========       ===========

The following is a schedule of sales tax payable for the next three years:

              Years Ending December 31
              ------------------------

                        2002                    $    54,835
                        2003                         60,785
                        2004                         36,860
                                                -----------
                                                $   152,480
                                                ===========

NOTE 8	DUE TO DIRECTOR
------  ---------------

Due to director represents expenses paid by a director on behalf of the Company. The unpaid balances due to director as of December 31, 2001 and 2000 were $44,721 and $14,462, respectively. As of October 25, 2002, the amount due to the director was approximately $2,177.


NOTE 9	DEFERRED VENDOR PAYABLE
------  -----------------------

During December 2001, the Company obtained a deferred payment plan with a specific group of vendors, who are no longer utilized on a day-to-day basis. The Company has the discretion when these payments are made and there is no stated or implied interest charged. The total balance due to these vendors was $364,269 as of December 31, 2001, of which $90,000 has been classified as current and included in accounts payable and accrued expenses in the accompanying balance sheet. The remaining long-term portion of $274,269 has been classified as deferred vendor payable as of December 31, 2001.

                      PRINT DATA CORPORATION
                   NOTES TO FINCIAL STATEMENTS
                AS OF DECEMBER 31, 2001 AND 2000
                --------------------------------


NOTE 10  INCOME TAXES
-------  ------------

Income tax (expense) benefit for the years ended December 31, 2001 and 2000 is summarized as follows:

                                              2001              2000
                                          -----------       -----------
Current Tax Benefit (Provision):
Federal                                   $       -         $     5,129
State                                             -               2,778
Deferred-Federal and State                     (8,970)            1,069
                                          -----------       -----------

Income tax (expense) benefit              $   (8,970)       $     8,970
                                          ===========       ===========


The Company's tax expense differs from the "expected" tax expense for the years ended December 31, 2001 and 2000, as follows:

                                              2001              2000
                                          -----------       -----------

U.S. Federal and State income tax
  (provision) benefit                     $    (8,970)      $     7,901
(Increase) decrease in deferred tax
  valuation allowance                            -                1,069
                                          -----------       -----------
                                          $    (8,970)      $     8,970
                                          ===========       ===========

As of December 31, 2001 the Company had net operating loss carryforwards in excess of $151,000 for U.S. federal income tax purposes available to offset future income expiring on various dates through 2021. The deferred tax asset of approximately $32,000, arising from the future possible tax benefit of the Company's net operating loss carryforwards, has been fully offset by a valuation allowance because it is more likely that the benefit from the deferred tax asset will not be realized.
NOTE 11  STOCKHOLDERS' DEFICIENCY
-------  ------------------------

(A) Preferred Stock
-------------------


During 2001, the Company issued 10,095 preferred shares with a par value of $.001 for additional compensation and professional services in connection with the recapitalization. Included in the total preferred shares issued was the 1,580 shares issued for professional services (See Note 1(A)). Total value of the additional compensation and professional services received was $5,047. As of December 31, 2001, each preferred share can be converted into five shares of common stock of the Company.

                      PRINT DATA CORPORATION
                   NOTES TO FINCIAL STATEMENTS
                AS OF DECEMBER 31, 2001 AND 2000
                --------------------------------


(B) Common Stock
----------------

During 2001, the Company issued 245,777 common shares with a par value of $.001 for professional services in connection with the recapitalization. Total value of services received was $4,916.

NOTE 12  MAJOR CUSTOMERS
-------  ---------------

The Company has two customers which accounted for approximately
38% and 26% of total revenues for the years ended December 31, 2001 and 2000, respectively. Sales from each customer exceeded 10% in the periods presented.


NOTE 13  SUBSEQUENT EVENTS
-------  -----------------


On July 24, 2002, the Company sold some of its trade receivables to a Director with the principal aggregating to approximately $99,403. The Company received the unpaid balance of the trade receivables sold as of July 24, 2002. The Director purchased the receivables to provide the Company with funds to retire outstanding debt. Based upon terms of the agreement, the sale of the trade receivables are final and without recourse to the Company. In the event of default of those trade receivables sold, the Company is not obligated to repurchase any unpaid balances. Accordingly, the Company did not record a gain or loss associated with the sale of those trade receivables.


On July 24, 2002, the Company issued convertible promissory notes (the "Notes") to the president and a director, for $3,250 each, with interest at 8% per annum. The Notes mature on January 24, 2004 and are convertible immediately. The amounts were used to pay operating expenses. At the president's and director's option, the Notes and any unpaid accrued interest, may at any time prior to maturity, be convertible into the Company's common stock at a conversion price equal to a 25% discount to the last closing bid price of the common stock as quoted on the over-the-counter market as reported by the National Association of Securities Dealers, Inc. ("NASD"). On October 16, 2002, the president and director notified the Company that they were converting the Notes. The closing bid price for the Company's common stock, as quoted on the NASD pink sheets, was equal to $0.005 per share on the date of conversion. Thus, the Company converted each of the Notes and accrued interest thereon for 882,664 shares of common stock per note. On July 24, 2002, the Company recorded $2,167 as interest expense for the beneficial conversion feature related to the convertible promissory notes.


On July 26, 2002, the Company paid in full all unpaid principal of a bank loan, with an interest rate of 10.25%, from the proceeds received from the sale of the trade receivables.

                      PRINT DATA CORPORATION
                   NOTES TO FINCIAL STATEMENTS
                AS OF DECEMBER 31, 2001 AND 2000
                --------------------------------


On September 17, 2002, the Company formed a new wholly owned subsidiary, Print Data Corp., a Delaware corporation for the sole purpose of changing the Company's state of incorporation from Nevada to Delaware (See Item No.3 referred to in special meeting of the Board of Directors).

On October 4, 2002, the Company held a special meeting of the Board of Directors and stockholders to consider and vote on the following matters:


     1. Approve and adopt a reverse stock split whereby effective October 11, 2002, the Company's common stock, $.001 par value, is to be reversed 20 for 1 and the Company's Series A Preferred Stock, $.001 par value, is to be reversed 500 for 1.


     2. In connection with the reverse stock split, approve the amendment to the Company's Certificate of Incorporation to retain the aggregate number of authorized shares of the Company's common stock at 50,000,000 shares and preferred stock at 20,000,000.

     3. To approve and adopt an agreement and plan of merger providing for the merger of the Company into its newly formed, wholly-owned subsidiary, Print Data Corp., a Delaware corporation for the purpose of changing the Company's state of incorporation from Nevada to Delaware.

At that time, the requisite majority of the stockholders of the Company's common stock and preferred stock approved the matters described above.

On October 8, 2002, the Company received an increase in its line of credit from $50,000 to $100,000; which is payable on demand with an annual interest rate of prime as published in "The Wall Street Journal" plus 1%. The line of credit is guaranteed by the President of the Company.

During October 2002, the Company and the President mutually agreed to terminate the employment agreement entered on January 1, 2001.
The termination of the employment agreement only relieves the Company of the future compensation contingency and does not terminate the employment of the current President.

                         PRINT DATA CORPORATION
                    CONDENSED FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2002

                           PRINT DATA CORPORATION
                          CONDENSED BALANCE SHEET
                             SEPTEMBER 30, 2002
                             ------------------
                                  (UNAUDITED)


                                ASSETS
                                ------
CURRENT ASSETS
  Cash                                                       $     7,999
  Accounts receivable                                            524,776
  Inventory                                                       35,340
  Notes receivable and accrued interest,
    related parties - current portion                             48,229
  Prepaid expenses and other current assets                        3,172
                                                             -----------
     Total Current Assets                                        619,516
                                                             -----------

PROPERTY & EQUIPMENT - NET                                        30,791
                                                             -----------

OTHER ASSETS
  Noted receivable and accrued interest,
    related parties - long-term portion                          239,033
  Deposits                                                         6,167
                                                             -----------
      Total Other Assets                                         245,200
                                                             -----------

TOTAL ASSETS                                                 $   895,507
------------                                                 ===========

                 LIABILITIES AND STOCKHOLDERS' DEFICIENCY
                 ----------------------------------------
CURRENT LIABILITIES
Notes payable and accrued interest - current                 $    33,219
Accounts payable and accrued expenses                            583,667
Sales tax payable - current                                       75,476
Due to director                                                   12,356
                                                             -----------
     Total Current Liabilities                                   704,718
                                                             -----------

LONG-TERM LIABILITIES
  Deferred vendor payable                                        151,109
  Sales tax payable - long-term portion                           59,240
  Notes payable and accrued interest
    - long-term portion                                            1,890
                                                             -----------
     Total Long-Term Liabilities                                 212,239
                                                             -----------
STOCKHOLDERS' DEFICIENCY
  Series A Preferred stock, $.001 par value,
    20,000,000 shares authorized, 11,380 shares
    issued and outstanding                                            11
  Common stock, $.001 par value, 50,000,000 shares
    authorized, 711,703 shares issued and outstanding                712
  Additional paid-in capital                                   4,590,120
  Accumulated deficit                                         (4,612,293)
                                                             -----------
     Total Stockholders' Deficiency                              (21,450)
                                                             -----------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY               $   895,507
----------------------------------------------               ===========



         See accompanying notes to condensed financial statements

                           PRINT DATA CORPORATION
                      CONDENSED STATEMENTS OF OPERATIONS
                      ----------------------------------
                                 (UNAUDITED)


                                                   For the Nine     For the Nine
                                                   Months Ended     Months Ended
                                                   September 30,    September 30,
                                                       2002             2001
                                                   -------------    -------------
REVENUE                                            $   3,251,848    $   3,347,309

COST OF GOODS                                          1,952,332        2,113,469
                                                   -------------    -------------

GROSS PROFIT                                           1,299,516        1,233,840
                                                   -------------    -------------
OPERATING EXPENSES
  Salaries and payroll taxes                             612,646          619,506
  Commissions                                            241,010          215,848
  Professional fees                                      150,721          148,823
  Other selling, general and administrative              182,103          169,680
  Insurance                                               75,168           59,164
  Depreciation and amortization                           13,624            6,156
                                                   -------------    -------------
      Total Operating Expenses                         1,275,272        1,219,177
                                                   -------------    -------------

INCOME FROM OPERATIONS                                    24,244           14,663
                                                   -------------    -------------

OTHER INCOME (EXPENSE)
  Interest income                                         26,448           32,998
  Interest expense                                       (45,114)         (24,502)
                                                   -------------    -------------
      Total Other Income (Expense)                       (18,666)           8,496
                                                   -------------    -------------

INCOME BEFORE INCOME TAXES                                 5,578           23,159
  Income tax (expense) benefit                              -              (6,300)
                                                   -------------    -------------
NET INCOME                                         $       5,578    $      16,859
----------                                         =============    =============

NET INCOME PER COMMON SHARE
BASIC                                              $        0.01    $        0.03
                                                   =============    =============
DILUTED                                            $        0.01    $        0.03
                                                   =============    =============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING DURING THE PERIOD
BASIC                                                    711,703          509,140
                                                   =============    =============
DILUTED                                                  856,869          524,441
                                                   =============    =============



         See accompanying notes to condensed financial statements

                           PRINT DATA CORPORATION
                      CONDENSED STATEMENTS OF CASH FLOWS
                      ----------------------------------
                                 (UNAUDITED)


                                                        For the Nine     For the Nine
                                                        Months Ended     Months Ended
                                                        September 30,    September 30,
                                                            2002             2001
                                                        -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                              $       5,578    $      16,859
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Depreciation and amortization                               9,957            6,156
    Deferred tax asset                                           -               6,300
    Stock issued for services                                    -               9,963
    Changes in operating assets and liabilities:
    (Increase) decrease in:
      Accounts receivable                                     104,930          (58,472)
      Inventory                                                (7,231)           1,000

      Accrued interest receivable                             (30,658)            -

      Prepaid expense and other current assets                  9,163          (20,556)
    Increase (decrease) in:
      Accounts payable and accrued expenses                  (304,914)          53,417
                                                        -------------    -------------

         Net Cash (Used In) Provided By
           Operating Activities                              (213,175)          14,667
                                                        -------------    -------------


CASH FLOWS FROM INVESTING ACTIVITIES:

Decrease in notes receivable - related parties                384,667             -

Purchase of property and equipment                             (2,400)          (6,500)
Proceeds from notes receivable - officers                        -               8,768
                                                        -------------    -------------

         Net Cash Provided By Investing Activities            382,267)           2,268
                                                        -------------    -------------


CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable                                      -              47,218
Payments on notes payable                                    (117,595)         (11,412)
Payments on due to director                                   (30,199)          (7,955)
Payments on sales tax liability                               (17,764)         (23,143)
                                                        -------------    -------------
         Net Cash (Used In) Provided By
           Financing Activities                              (165,558)           4,708
                                                        -------------    -------------

NET INCREASE IN CASH                                            3,534           21,643

CASH AT BEGINNING OF PERIOD                                     4,465           54,929
                                                        -------------    -------------
CASH AT END OF PERIOD                                   $       7,999    $      76,572
---------------------                                   =============    =============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
------------------------------------------------
Cash paid for interest                                  $      42,947    $      24,222
                                                        =============    =============



         See accompanying notes to condensed financial statements

                     PRINT DATA CORPORATION
              NOTES TO CONDENSED FINANCIAL STATEMENTS
                     AS OF SEPTEMBER 30, 2002
                     ------------------------
                           (UNAUDITED)


NOTE 1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------  ------------------------------------------

(A) Organization
----------------

Print Data Corporation was incorporated under the laws of Delaware on August 4, 1984. The Company serves as a distributor of information supplies such as: preprinted business forms, data management supplies, and various other paper products and supplies, used in a computer and office environment.

On August 13, 2001, Odyssey Capital Group, Ltd. ("Odyssey"), a Nevada corporation and non-reporting public shell corporation, entered into a merger agreement to acquire all the outstanding stock of Print Data Corporation, as a result, the reorganization was treated as a reverse merger by the acquiree and as a recapitalization by the acquirer for accounting purposes. Concurrent with the reorganization, Odyssey Capital Group, Ltd. changed its name to Print Data Corporation (the "Company") and adopted the same year-end. The original Print Data Corporation was dissolved and ceased to exist as of the date of the reverse merger.

In connection with the reorganization, the Articles of Merger were filed in September 2001 with the Nevada Department of State, however due to an oversight, the Certificate of Merger was not filed until August 2002 with the Delaware Department of State. Odyssey's Nevada certificate of incorporation remained as the surviving corporation's certificate of incorporation. At the time of the merger transaction, Odyssey was a shell corporation conducting virtually no business operation, other than its efforts to seek merger partners or acquisition candidates. Odyssey's capitalization consisted of 1,818,532 shares of common stock and no preferred stock issued and outstanding. Shareholders of the original Print Data Corporation received 7,500,000 shares of Odyssey's common stock and 642,576 shares of Odyssey's preferred stock (convertible into 3,212,880 shares of common stock) for all issued and outstanding stock of the original Print Data Corporation. In addition, 790,000 shares of preferred stock (convertible into 3,950,000 shares of common stock) were issued to certain advisors and consultants as part of the plan of merger (See Note 11).

Accordingly, the condensed financial statements include the following:

(1) The condensed balance sheet consists of the net assets of the acquirer and acquiree at historical cost.

(2) The condensed statements of operations include the operations of the acquiree for the periods presented.

                      PRINT DATA CORPORATION
              NOTES TO CONDENSED FINANCIAL STATEMENTS
                     AS OF SEPTEMBER 30, 2002
                     ------------------------
                            (UNAUDITED)


On September 17, 2002, the Company formed a new wholly owned subsidiary, Print Data Corp., a Delaware corporation for the sole purpose of changing the Company's state of incorporation from Nevada to Delaware (See Note 6, Item No.3 referred to in special meeting of the Board of Directors).

(B) Use of Estimates
--------------------

The accompanying condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of condensed financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(C) Inventory
-------------

Inventories, which consist primarily of computer paper, envelopes and office supplies, are stated at the lower of weighted average cost or market. The weighted average cost of inventories approximates the first-in, first-out ("FIFO") method. Management performs periodic assessments to determine the existence of obsolete, slow-moving and non-saleable inventories and records necessary provisions to reduce such inventories to net realizable value. No provision for obsolete, slow-moving and non-saleable inventories has been recorded for the nine months ended September 30, 2002.

(D) Fair Value of Financial Instruments
---------------------------------------

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate the value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

The carrying amounts of the Company's accounts receivable, notes receivable and accrued interest thereon, deposits, accounts payable, accrued expenses, and notes payable and accrued interest thereon approximates fair value due to the relatively short period to maturity for these instruments.

                      PRINT DATA CORPORATION
              NOTES TO CONDENSED FINANCIAL STATEMENTS
                     AS OF SEPTEMBER 30, 2002
                     ------------------------
                            (UNAUDITED)

(E) Concentration of Credit Risk
--------------------------------

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) Long-Lived Assets
---------------------

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such review indicates that the asset is impaired, when the carrying amount of an asset exceeds the sum of its expected future cash flows, on an undiscounted basis, the asset's carrying amount is written down to fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. The Company has not recognized any impairment loss during the nine months ended September 30, 2002.

(G) Property and Equipment
--------------------------

Property and equipment are stated at cost and depreciated using the double declining method over the estimated economic useful lives of 5 to 7 years. Maintenance and repairs are charged to expense as incurred. Major improvements are capitalized.

(H) Revenue Recognition
-----------------------

The Company recognizes revenues as earned upon completion and shipment of products from manufactures, distributors, and its own warehouse.

(I) Income Taxes
----------------

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                      PRINT DATA CORPORATION
              NOTES TO CONDENSED FINANCIAL STATEMENTS
                     AS OF SEPTEMBER 30, 2002
                     ------------------------
                            (UNAUDITED)


(J) Advertising Costs
---------------------

In accordance with the Accounting Standards Executive Committee
Statement of Position 93-7 ("SOP 93-7"), costs incurred for producing and communicating advertising of the Company are charged to operations and is reflected in the selling, general and administrative amount.

(K) Business Segments
---------------------

The Company applies Statement of Financial Accounting Standards
No. 131 "Disclosures about Segments of an Enterprise and Related
Information". The Company operates in one segment and therefore segment information is not presented.

(L) Net Income Per Common Share
-------------------------------

SFAS 128 "Earnings Per Share" simplifies the methodology of computing earnings per share and requires the presentation of basic and diluted earnings per share. Basic EPS is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the conversion of preferred stock to common stock at a ratio of 1 to 5 and common shares issuable through the conversion of promissory notes (See Note 3), respectively.

The table below summarizes the amounts used to calculate basic and dilutive earnings per share:

                                                     September 30,    September 30,
                                                         2002              2001
                                                     -------------    -------------
Basic weighted average number of shares outstanding        711,703          509,140
Effect of convertible preferred stock                       56,900           15,301
Conversion of promissory notes                              88,266             -
                                                     -------------    -------------
Diluted shares outstanding                                 856,869          524,441
                                                     =============    =============

(M) Recent Accounting Pronouncements
------------------------------------

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this standard did not have a material impact on its financial statements.

                      PRINT DATA CORPORATION
              NOTES TO CONDENSED FINANCIAL STATEMENTS
                     AS OF SEPTEMBER 30, 2002
                     ------------------------
                            (UNAUDITED)


In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 rescinds the provisions of SFAS No. 4 that requires companies to classify certain gains and losses from debt extinguishments as extraordinary items, eliminates the provisions of SFAS No. 44 regarding transition to the Motor Carrier Act of 1980 and amends the provisions of SFAS No. 13 to require that certain lease modifications be treated as sale leaseback transactions. The provisions of SFAS 145 related to classification of debt extinguishments are effective for fiscal years beginning after May 15, 2002. Earlier application is encouraged. The Company does not believe the adoption of this standard will have a material impact the financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Restructuring Costs." SFAS 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. Those activities can include eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. Under SFAS 146, the Company will record a liability for a cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. SFAS 146 will require the Company to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit activity is initiated and in any subsequent period until the activity is completed. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. Under SFAS 146, a company cannot restate its previously issued financial statements and the new statement grandfathers the accounting for liabilities that a company had previously recorded under Emerging Issues Task Force Issue 94-3.

The adoption of these pronouncements will not have a material effect on the Company's financial position or results of operations.

NOTE 2	STOCKHOLDERS' DEFICIENCY
------  ------------------------

(A) Stock Issuances
-------------------

As of September 30, 2002, the Company has not issued any preferred and common shares with par values of $.001. As of September 30, 2002, each preferred share can be converted into five shares of common stock of the Company.

(B) Common Stock
----------------

During 2001, the Company issued 4,915,532 common shares with a par value of $.001 for professional services in connection with the recapitalization. Total value of services received was $4,916.

                      PRINT DATA CORPORATION
              NOTES TO CONDENSED FINANCIAL STATEMENTS
                     AS OF SEPTEMBER 30, 2002
                     ------------------------
                            (UNAUDITED)


NOTE 3	CONVERTIBLE PROMISSORY NOTES
------  ----------------------------

On July 24, 2002, the Company issued convertible promissory notes (the "Notes") to the president and a director, for $3,250 each, with interest at 8% per annum. The Notes mature on January 24, 2004. The amounts were used to pay operating expenses. At the president's and director's option, the Notes and any unpaid accrued interest, may at any time prior to maturity, be convertible into the Company's common stock at a conversion price equal to a 25% discount to the last closing bid price of the common stock as quoted on the over-the-counter market as reported by the National Association of Securities Dealers, Inc. ("NASD"). The Company recorded $2,167 as interest expense for the beneficial conversion feature related to these notes for the nine months ended September 30, 2002. On October 16, 2002, the president and director notified the Company that they were converting the Notes. The closing bid price for the Company's common stock, as quoted on the NASD pink sheets, was equal to $0.005 per share on the date of conversion. Thus, the Company converted each of the Notes and accrued interest thereon for 882,664 (post split) shares of common stock per note.


NOTE 4	RELATED PARTY TRANSACTIONS
------  --------------------------

On July 24, 2002, the Company sold some of its trade receivables to a Director with the principal aggregating approximately $99,403. The Company received the unpaid balance of the trade receivables sold as of July 24, 2002. The Director purchased the receivables to provide the Company with funds to retire outstanding debt. Based upon terms of the agreement, the sale of the trade receivables are final and without recourse to the Company. In the event of default of those trade receivables sold, the Company is not obligated to repurchase any unpaid balances. Accordingly, the Company did not record a gain or loss associated with the sale of those trade receivables.

NOTE 5	MAJOR CUSTOMERS
------  ---------------

During the nine months ended September 30, 2002 and 2001, 34% and 38%, respectively, of the Company's total revenues were derived from sales to two customers.

NOTE 6	SUBSEQUENT EVENTS
------  -----------------

On October 4, 2002, the Company held a special meeting of the Board of Directors and stockholders to consider and vote on the following matters:

1. Approve and adopt a reverse stock split whereby effective October 11, 2002, the Company's common stock, $.001 par value, is to be reverse split 1 for 20 and the Company's Series A Preferred Stock, $.001 par value, is to be reverse split 1 for 500.

                      PRINT DATA CORPORATION
              NOTES TO CONDENSED FINANCIAL STATEMENTS
                     AS OF SEPTEMBER 30, 2002
                     ------------------------
                            (UNAUDITED)

2. In connection with the reverse stock split, approve the amendment to the Company's Certificate of Incorporation to retain the aggregate number of authorized shares of the Company's common stock at 50,000,000 shares and preferred stock at 20,000,000.

3. To approve and adopt an agreement and plan of merger providing for the merger of the Company into its newly formed, wholly-owned subsidiary, Print Data Corp., a Delaware corporation for the purpose of changing the Company's state of incorporation from Nevada to Delaware.

At that time, the requisite majority of the stockholders of the Company's common stock and preferred stock approved the matters described above. All share and per share amounts have been retroactively restated to give effect to the 1 for 20 reverse common stock split and 1 for 500 reverse preferred stock split.

On October 8, 2002, the Company received an increase in its line of credit from $50,000 to $100,000; which is payable on demand with an annual interest rate of prime as published in "The Wall Street Journal" plus 1%. The line of credit is guaranteed by the President of the Company. On November 1, 2002, the Company borrowed the total available line of credit.

During October 2002, the Company and the President mutually agreed to terminate the employment agreement entered on January 1, 2001.
The termination of the employment agreement only relieves the Company of the future compensation contingency and does not terminate the employment of the current President.

                                PART III

Item 1.   INDEX TO EXHIBITS.


Exhibit No.     Description of Exhibit                          Sequential Page No.
-----------     ----------------------                          -------------------


(2)             Charter and Bylaws.

        2.1     Certificate of Incorporation.                            *


        2.2     Bylaws.                                                  *

(3) Instruments defining the rights of security holders.


        3.1     Certificate of Incorporation.                            *
        3.2     Bylaws.                                                  *

(10)            Material Contracts.

        10.1    William Doehler Non-Compete Agreement                    *
        10.2    William Doehler Note Receivable                          *

*   Incorporated by reference to Registrant's Form 10-SB filed December
    30, 2002.




                              SIGNATURES

	Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       PRINT DATA CORP.



Date: February 11, 2003                By:___/S/Jeffrey I. Green___________
                                          Jeffrey I. Green,
                                          President